As filed with the Securities and Exchange Commission on March 9, 1998
                                                Registration No. 333-47585



                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                        ______________________________

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                        ______________________________

                           CHAMPION INDUSTRIES, INC.
            (Exact Name of Registrant as Specified in Its Charter)

         WEST VIRGINIA                                  55-0717455
(State or Other Jurisdiction               (IRS Employer Identification Number)
of Incorporation or Organization)


                       2450 FIRST AVENUE, P.O. BOX 2968
                       HUNTINGTON, WEST VIRGINIA 25728
                                (304) 528-2791
  (Address, including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                        ______________________________

                 JOSEPH C. WORTH, III, CHIEF FINANCIAL OFFICER
                            CHAMPION INDUSTRIES, INC.
                       2450 FIRST AVENUE, P. O. BOX 2968
                        HUNTINGTON, WEST VIRGINIA 25728
                                 (304) 528-2791
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                        ______________________________

                                  Copies to:

   THOMAS J. MURRAY, ESQUIRE                     A. LYNNE PUCKETT, ESQUIRE
   HUDDLESTON, BOLEN, BEATTY,                       SHAPIRO AND OLANDER
         PORTER & COPEN                    36 South Charles Street - 20th Floor
        611 Third Avenue                      Baltimore, Maryland 21201-3147
Huntington, West Virginia 25701                       (410) 385-0202
         (304) 691-8398
                        ______________________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                                            CALCULATION OF REGISTRATION FEE
=======================================================================================================================
   Title of Each Class of   | Amount to be  |     Proposed Maximum     |       Proposed Maximum      |     Amount of
Securities to be Registered | Registered(1) | Offering Price Per Share | Aggregate Offering Price(2) | Registration Fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value     |   1,150,000   |          $15.125         |          $17,393,750        |     $5,131.16
$1.00 per share             |     shares    |                          |                             |
-----------------------------------------------------------------------------------------------------------------------

(1) Includes 150,000 shares of Common Stock that the Underwriter has the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
                        ______________________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH 9, 1998

                                1,000,000 SHARES
[LOGO]                     CHAMPION INDUSTRIES, INC.

                                  COMMON STOCK
                        ______________________________


     All of the 1,000,000 shares of Common Stock, per value $1.00 per share (the "Common Stock"), of Champion Industries, Inc. (the "Company") offered hereby are being sold by the Company. The Common Stock is currently listed on The Nasdaq Stock Market's National Market System (the "Nasdaq National Market") under the symbol "CHMP." On March 6, 1998, the last reported closing price of the Common Stock on the Nasdaq National Market was $15.50. See "Price Range
of Common Stock."
                        ______________________________

                      SEE "INVESTMENT CONSIDERATIONS" FOR CERTAIN
            FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                        ______________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                           |    Price   |     Underwriting   |    Proceeds
                           |     to     |    Discounts and   |        to
                           |   Public   |   Commissions(1)   |   Company(2)
-------------------------------------------------------------------------------
Per Share................. |   $        |     $              |    $
-------------------------------------------------------------------------------
Total(3).................. |   $        |     $              |    $
===============================================================================
(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, which are estimated at $282,000.
(3) The Company has granted the Underwriter a 30-day option to purchase up to 150,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any.
     If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be ________, ________ and ______, respectively. See "Underwriting."
                        ______________________________

     The shares of Common Stock are offered by the Underwriter, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and to acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of Ferris, Baker Watts, Incorporated, 1720 Eye Street, N.W., Washington, D.C. or through the facilities of the Depository Trust Company, on or about March ___, 1998.
                        ______________________________

                              FERRIS, BAKER WATTS
                                  Incorporated
                        ______________________________

                 The date of this Prospectus is         , 1998

Photo: Printing Press

Photo: Office Products - Supplies, pens, pads

Map:   Eastern United States

















                        ______________________________

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE MARKET PRICE OF COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR DESCRIPTION OF THE ACTIVITIES, SEE "UNDERWRITING."
                        ______________________________

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriter's over-allotment option will not be exercised. The offering of the shares of Common Stock pursuant to this Prospectus is referred to herein as the "Offering." Investors should carefully consider the information set forth under the heading "Investment Considerations." This Prospectus contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements."
                        ______________________________

                                  THE COMPANY

     Champion Industries, Inc. ("Champion" or the "Company") is a major commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets east of the Mississippi River. Since its initial public offering (the "IPO") in 1993, the Company has been a major consolidator within the fragmented printing and office products industries, having acquired 16 businesses. The Company provides state-of-the-art printing services ranging from the simplest to the most complex jobs, including business cards, books, brochures, posters, 4- to 6-color process printing and multi-part, continuous and snap-out business forms. The Company also offers a full line of office products and office furniture primarily in the budget and middle price ranges.

     As a result of its consolidating acquisitions and internal growth, the Company's revenues have increased from $33.6 million in the fiscal year ended October 31, 1993 to $108.4 million in fiscal 1997. For fiscal 1997, printing accounted for 81.2% of total revenues and office products and furniture sales accounted for 18.8% of total revenues.

     The Company's marketing strategy focuses on manufacturers, institutions, financial services companies and professional firms. The Company employs approximately 130 salespeople who sell a full range of printing services, office products and office furniture. The Company believes that its reputation for quality, service, convenience and selection allows it to enjoy significant customer loyalty and customer referrals.

     The Company's strategic objective is to grow its revenues and profits by continuing its emphasis on cross-sales of products and services by its highly competent and motivated sales force with additional industry consolidating acquisitions designed to enhance the Company's geographic coverage, market penetration, cross-selling opportunities and economies of scale. Key elements of the Company's strategy are as follows:

     o Strategic acquisitions: The Company intends to continue making strategic acquisitions to acquire new products and capabilities, acquire new markets for existing Company products and services and increase market share and revenues. The Company believes favorable acquisition opportunities are available as the fragmented printing and office products industries undergo further consolidation. Champion believes that its competitive and financial strengths and considerable experience in acquiring and integrating businesses will continue to provide significant growth opportunities.

     o Cross-selling of products and services: Management believes that printing and office products sales activities are complementary, since frequent customer sales calls required for one of its products or services provide opportunities to sell other products and services.

     o Expanded product and service lines: Certain of the Company's acquisitions have permitted it to provide new products to its existing customer base while providing new markets for its existing products and services, enhancing economies of scale, vertical integration and margins. As a result of the Company's expanded products and services, enhanced geographic market presence and reputation for quality, the Company has attracted customers in new markets and captured incremental sales from existing customers.

     o Low cost operating structure: The Company negotiates Company-wide paper purchasing agreements directly with paper manufacturers and is a member of a major office products buying group, which management believes provide the Company with a competitive advantage. Additionally, the Company's ability to integrate acquired businesses, and to perform work at the most advantageous location, contribute to cost reduction.

     o Highly motivated sales force: Salespeople are compensated based on their individual profitability. The Company's acquisitions have provided its sales force with enhanced sales and compensation opportunities by expanding the number of available products and services, thereby contributing to the Company's ability to attract and maintain a highly motivated sales force.

      The Company was incorporated in West Virginia in 1992. The Company's principal executive offices are located at 2450 First Avenue, Huntington, West Virginia 25703. The Company's telephone number is (304) 528-2791.

                              RECENT ACQUISITION

     On February 2, 1998, the Company acquired all outstanding capital stock of Rose City Press ("Rose City"), a full-line office products and office furniture supplier in Charleston, West Virginia in exchange for 75,722 shares of Company Common Stock. Rose City, with approximately $4 million in sales in its most recent calendar year, is a major competitive presence in the Charleston, West Virginia market and will operate as a division of Stationers, Inc. ("Stationers"). The acquisition of Rose City will not materially impact the Company's financial position, results of operations or cash flows as presented herein.

                                 THE OFFERING

Common Stock Offered by the Company...................  1,000,000 shares

Common Stock to be Outstanding after the Offering.....  9,464,167 shares(1)

Use of Proceeds.......................................  To repay certain indebtedness and for general corporate purposes, including working capital
                                                        and future acquisitions.  See "Use of Proceeds."

Nasdaq National Market Symbol.........................  "CHMP"

-----------------

(1) Excludes 218,017 shares of Common Stock issuable upon the exercise of outstanding stock options as of March 6, 1998, all of which were then exercisable.

                         SUMMARY FINANCIAL INFORMATION

     The following summary selected financial information should be read in conjunction with, and is qualified in its entirety by, the more detailed financial statements and notes thereto included elsewhere in this Prospectus. The summary income statement data of the Company for the years ended
October 31, 1993, 1994, 1995, 1996, and 1997 and the summary balance sheet data as of October 31, 1997 have been derived from the Consolidated Financial Statements of the Company. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The historical financial data as of and for the three months ended January 31, 1997 and 1998 are derived from the Company's unaudited financial statements. It is management's opinion that the historical financial data as of and for the three months ended January 31, 1997 and 1998, contain all adjustments, consisting solely of normal recurring adjustments, which management considers necessary to fairly present the financial data set forth herein in conformity with generally accepted accounting principles. The results of operations for the three months ended January 31, 1997 and 1998 are not necessarily indicative of the results to be expected for future periods.
In 1997, the Company acquired all the outstanding common stock of Blue Ridge Printing Co., Inc. ("Blue Ridge"). This combination has been accounted for as a pooling of interests. Accordingly, all financial information for the three months ended January 31, 1997 has been restated as though Blue Ridge and the Company had always been combined.


                                                                                                  Three Months Ended
                                                        Year Ended October 31,                        January 31,
                                        -----------------------------------------------------    ---------------------
                                           1993       1994       1995       1996       1997         1997        1998
                                           ----       ----       ----       ----       ----         ----        ----
                                                        (In thousands, except share and per share data)

INCOME STATEMENT DATA:

Revenues..............................  $  33,590  $  43,230  $  49,903  $  66,357  $ 108,385    $  21,115   $  29,634

Cost of sales.........................     20,314     26,360     31,921     44,092     73,139       15,111      21,267
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------

Selling, general and administrative
  expenses............................     10,155     12,486     12,788     16,197     28,079        4,694       6,663
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------

Income from operations................      3,121      4,384      5,194      6,068      7,167        1,310       1,704

Other income (expense)................         58        147       (128)      (444)      (829)         224        (317)
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------

Income before income taxes............      3,179      4,531      5,066      5,624      6,338        1,534       1,387

Income taxes..........................     (1,278)    (1,859)    (2,060)    (2,252)    (2,571)        (665)       (590)
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------

Net income............................  $   1,901  $   2,672  $   3,006  $   3,372  $   3,767    $     869   $     797
                                        =========  =========  =========  =========  =========    =========   =========

Earnings per share(1):
  Basic...............................  $    0.26  $    0.33  $    0.37  $    0.41  $    0.45    $    0.10   $    0.10
  Diluted.............................  $    0.26  $    0.33  $    0.37  $    0.40  $    0.45    $    0.10   $    0.09

Weighted average common shares
  outstanding(1):
  Basic...............................  7,299,035  8,084,088  8,147,389  8,323,518  8,383,391    8,382,489   8,385,656
  Diluted.............................  7,299,035  8,098,799  8,176,716  8,356,032  8,441,083    8,438,879   8,435,507

                                                        At January 31, 1998
                                                   ----------------------------

                                                      Actual    As Adjusted(2)
                                                      ------    --------------
BALANCE SHEET DATA:

Working capital............................          $ 18,624
Total assets...............................            58,881
Short-term debt............................             4,244
Long-term debt, net of current portion.....            14,300
Shareholders' equity.......................            27,277

(1) For each of the five years in the period ended October 31, 1997, and for the three months ended January 31, 1997, earnings per share and weighted average common shares outstanding amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

(2) Adjusted to give effect to the Offering at an assumed price to the public of $_____ per share and after deducting estimated underwriting discounts and offering expenses.

                          INVESTMENT CONSIDERATIONS

     The following factors, in addition to other information in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby:

Growth Through Acquisitions

     To expand its markets, diversify its business mix and take advantage of the fragmented printing and office products industries, the Company intends to grow through acquisitions. There can be no assurance that future acquisitions will be consummated on acceptable terms or that any newly acquired companies will be successfully integrated into the Company's operations. The Company may use Common Stock (which could result in dilution to the purchasers of the Common Stock offered hereby) or may incur additional indebtedness or a combination thereof for all or a portion of the consideration to be paid in future acquisitions. The Company continuously evaluates opportunities to make strategic acquisitions.

Competition

     The printing, office products and office furniture industries are extremely competitive and fragmented. The Company competes with numerous large and small companies that operate in each industry, some of which have greater financial resources than the Company. The Company competes on the basis of its reputation for quality, production capability, prompt delivery, price and the strength of its continuing customer relationships. See "Business - Competition."

Technology

     Production technology in the printing industry has evolved and continues to evolve. Although the Company has invested in excess of $10.5 million in equipment since the beginning of fiscal 1993, it may be required to invest significant capital in additional production technology in order to remain competitive. The Company believes that its capital investments in state-of-the-art technology have allowed it to realize increased efficiencies.

Dependence on Marshall T. Reynolds; Control of the Company

     The Company's operations and prospects are dependent in large part on the continued efforts of Marshall T. Reynolds. The loss of Mr. Reynolds could have an adverse effect on the Company. In addition, by virtue of Mr. Reynolds' ownership of 50.1% of the Common Stock after giving effect to the Offering made hereby, Mr. Reynolds will continue to control the Company.

Environmental Regulation

     The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into waterways, and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial condition of the Company.

Geographic Concentration and Economic Conditions

     The Company's operations and the majority of its customers are located in West Virginia, Ohio, Pennsylvania, Kentucky, Indiana, Tennessee, Maryland, Louisiana, Mississippi, North Carolina and South Carolina. The Company and its profitability may be more susceptible to the effects of unfavorable or adverse local or regional economic factors and conditions than a company with a more geographically diverse customer base.

Shares Eligible for Future Sale

     As of February 24, 1998, Marshall T. Reynolds and his affiliated entities, including The Harrah and Reynolds Corporation ("Harrah and Reynolds"), held 4,741,127 shares (56.0%) of the Common Stock of the Company. Assuming no change in these holdings between February 24, 1998 and the closing of this Offering, Mr. Reynolds will hold 50.1% of the Common Stock of the Company. Sales by Mr. Reynolds of Common Stock could adversely affect the prevailing market price of the Common Stock. The Company is unable to estimate the amount of Common Stock, if any, that may be sold in the future. The Company and its officers and directors, including Mr. Reynolds, have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriter.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock by the Company in this Offering (at an assumed offering price of $15.50 per share) are estimated to be approximately $14,165,000 ($16,327,250) if the Underwriter's over-allotment option is exercised in full), after deducting underwriting discounts and commissions and offering expenses payable by the Company.

The Company will apply no more than 75% of the proceeds to reduction of indebtedness. The Company intends to use the balance of the net proceeds of the Offering for working capital and other general corporate purposes to fund the Company's continued growth. Pending the use of proceeds, the Company may invest in short-term money market, government and federal agency obligations, bank certificates of deposit and savings deposits.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is currently listed on the Nasdaq National Market under the symbol "CHMP." The following table sets forth the high and low sales prices of the Common Stock for the periods indicated as reported by the Nasdaq National Market, and reflects two 25% stock dividends, accounted for as 5 for 4 stock splits, paid on January 22, 1996 and January 27, 1997:

                                                               High        Low
                                                               ----        ---

Fiscal 1996:

  First Quarter...........................................    $15.52     $13.12
  Second Quarter..........................................     16.60      12.80
  Third Quarter...........................................     15.40      13.60
  Fourth Quarter..........................................     18.00      13.60

Fiscal 1997:

  First Quarter...........................................     19.40      17.00
  Second Quarter..........................................     19.75      17.00
  Third Quarter...........................................     19.50      16.13
  Fourth Quarter..........................................     19.25      18.00

Fiscal 1998:

  First Quarter...........................................     19.50      16.00
  Second Quarter (through March 6, 1998)..................     17.00      14.75


     The last reported closing price of the Common Stock as reported by the Nasdaq National Market on March 6, 1998, was $15.50. As of March 2, 1998, there were 547 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The following table sets forth the quarterly dividends per share declared on Company Common Stock, and reflects three 25% stock dividends, accounted for as 5 for 4 stock splits, paid on January 23, 1995, January 22, 1996 and January 27, 1997.

                          Fiscal 1995   Fiscal 1996   Fiscal 1997   Fiscal 1998
                          -----------   -----------   -----------   -----------

       First Quarter         $0.026        $0.032        $0.040        $0.050

       Second Quarter         0.032         0.040         0.050        $0.050

       Third Quarter          0.032         0.040         0.050

       Fourth Quarter         0.032         0.040         0.050

     The Company's Board of Directors intends to continue the payment of regular quarterly cash dividends on its Common Stock, subject to the Company's need for those funds. The Company's ability to pay dividends is not currently restricted by any of its financing agreements.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company at January 31, 1998, and as adjusted to give effect to the sale by the Company of 1,000,000 shares of Common Stock in the Offering (at an assumed price to the public of $15.50 per share), and the application of the estimated net proceeds therefrom, as if such transactions had occurred as of January 31, 1998. This table should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus.


                                                                            As of January 31, 1998
                                                                           ------------------------
                                                                             Actual    As Adjusted
                                                                             ------    -----------
                                                                                (In thousands)

Long-term debt and capital lease obligations, net of current portion....    $14,300

Shareholders' equity:

  Common Stock, par value $1.00 per share, 20,000,000 shares authorized, 8,388,445 shares issued and outstanding, actual;
    9,388,445 shares issued and outstanding, as adjusted(1).............      8,388

  Additional paid-in capital............................................      7,496

  Retained earnings.....................................................     11,393
                                                                            =======

    Total shareholders' equity..........................................     27,277
                                                                            =======

      Total capitalization..............................................    $41,577
                                                                            =======

-----------------

(1) Excludes 218,017 shares of Common Stock issuable upon the exercise of certain stock options outstanding on January 31, 1998, all of which were then exercisable.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The Consolidated Income Statement and Balance Sheet Data of the Company set forth below at and for the years ended October 31, 1993 through 1997 have been derived from the audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company (and notes thereto) appearing elsewhere herein and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical financial data as of and for the three months ended January 31, 1997 and 1998 are derived from the Company's unaudited financial statements. It is management's opinion that the historical financial data as of and for the three months ended January 31, 1997 and 1998 contain all adjustments, consisting solely of normal recurring adjustments, which management considers necessary to fairly present the financial data set forth herein in conformity with generally accepted accounting principles. The results of operations for the three months ended January 31, 1997 and 1998 are not necessarily indicative of the results to be expected for future periods. In 1997, the Company acquired all the outstanding common stock of Blue Ridge. This combination has been accounted for as a pooling of interests. Accordingly, all financial information for the three months ended January 31, 1997 has been restated as though Blue Ridge and the Company had always been combined.

                                                                                                  Three Months Ended
                                                        Year Ended October 31,                        January 31,
                                        -----------------------------------------------------    ---------------------
                                           1993       1994       1995       1996       1997         1997        1998
                                           ----       ----       ----       ----       ----         ----        ----

                                                        (In thousands, except share and per share data)
INCOME STATEMENT DATA:
Revenues:
  Printing............................  $  22,899  $  30,001  $  35,371  $  49,242  $  87,979    $  16,137   $  23,956
  Office products and office
    furniture.........................     10,691     13,229     14,532     17,115     20,406        4,978       5,678
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------
Total revenues........................     33,590     43,230     49,903     66,357    108,385       21,115      29,634

Cost of sales:
  Printing............................     13,478     17,755     22,251     33,015     59,850       11,779      17,508
  Office products and office
    furniture.........................      6,836      8,605      9,670     11,077     13,289        3,332       3,759
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------
Total cost of sales...................     20,314     26,360     31,921     44,092     73,139       15,111      21,267
Selling, general and administrative
  expenses............................     10,155     12,486     12,788     16,197     28,079        4,694       6,663
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------
Income from operations................      3,121      4,384      5,194      6,068      7,167        1,310       1,704
  Interest income.....................        129         67         11         25         20            7           -
  Interest expense....................       (140)      (132)      (252)      (693)    (1,586)        (238)       (427)
  Other income........................         69        212        113        224        737          455         110
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------

Income before income taxes............      3,179      4,531      5,066      5,624      6,338        1,534       1,387

  Income taxes........................     (1,278)    (1,859)    (2,060)    (2,252)    (2,571)        (665)       (590)
                                        ---------  ---------  ---------  ---------  ---------    ---------   ---------
Net income............................  $   1,901  $   2,672  $   3,006  $   3,372  $   3,767    $     869   $     797
                                        =========  =========  =========  =========  =========    =========   =========
Earnings per share(1):
  Basic...............................  $    0.26  $    0.33  $    0.37  $    0.41  $    0.45    $    0.10   $    0.10
  Diluted.............................  $    0.26  $    0.33  $    0.37  $    0.40  $    0.45    $    0.10   $    0.09

Dividends per share...................  $   0.041  $   0.098  $  0.122   $   0.152  $   0.190    $   0.040   $   0.050

Weighted average common shares
  outstanding(1):
  Basic...............................  7,299,035  8,084,088  8,147,389  8,323,518  8,383,391    8,382,489   8,385,656
  Diluted.............................  7,299,035  8,098,799  8,176,716  8,356,032  8,441,083    8,438,879   8,435,507


                                                            At October 31,                           At January 31,
                                        -----------------------------------------------------    ---------------------
                                           1993       1994       1995       1996       1997         1997        1998
                                           ----       ----       ----       ----       ----         ----        ----
BALANCE SHEET DATA:

Working capital.......................  $  9,603   $  10,040  $  11,148  $  13,579  $  18,935    $  17,490   $  18,624
Total assets..........................    21,050      25,690     28,643     44,063     60,346       57,255      58,881
Short-term debt.......................       484         538      1,077      2,437      4,244        3,369       4,244
Long-term debt, net of current
  portion.............................     1,131       1,124      2,405      7,561     15,156       15,614      14,300
Shareholders' equity..................    15,027      17,739     19,794     24,641     26,850       25,178      27,277

-----------------

(1) For each of the five years in the period ended October 31, 1997, and for the three months ended January 31, 1997, earnings per share and weighted average common shares outstanding amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

     The Company is a commercial printer, business form manufacturer and office products and office furniture supplier in regional markets east of the Mississippi River. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale and operational efficiencies.

     The Company's largest acquisition since the IPO was the purchase of Interform Corporation ("Interform") on December 31, 1996. The addition of Interform's sales in the business forms segment has increased the printing component of the Company's revenue mix. Through sales to independent distributors, and through its own distributor, Consolidated Graphic Communications, Interform provides the Company's manufacturing divisions access to the large northeastern markets of Pennsylvania, New Jersey and New York. Interform contributed significantly to revenues in the quarter ended January 31, 1998.

     The Company's 1997 acquisition of Blue Ridge, located in Asheville, North Carolina and Knoxville, Tennessee added a premier commercial color printer specializing in sales to and through advertising agencies. A portion of its sales utilize the proprietary QuadRaster(TM) technology which creates color printing of significantly higher resolution and impact than traditional color imaging methods. This technology provides the opportunity for increased sales of high-end color jobs throughout the Company.

     The Company's most recent acquisition was the addition of Rose City, located in Charleston, West Virginia. Rose City is a major competitor in the office products arena in the important Charleston market and has been in business since 1923. Rose City has now come full circle, having sold its printing assets to Champion's predecessor, Chapman Printing Company, in 1974. The combination of Rose City and Chapman Printing's Charleston division gives Champion a powerful presence in West Virginia's capital city. The acquisition of Rose City will not materially impact the Company's financial position, results of operations or cash flows as presented herein.

     The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, office supplies, office furniture, data products and office design services. Revenues are recognized by the Company when products are shipped or services are rendered to the customer. The Company's revenues are subject to quarterly fluctuations caused by variations in demand for its products.

     The Company's cost of sales primarily consist of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in both printing and office supplies, the costs of labor and other raw materials.

     The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities and equipment maintenance.

Results of Operations

  The following table sets forth for the periods indicated information derived from the Company's Consolidated Income Statements, including certain information presented as a percentage of total revenues. In 1997, the Company acquired all of the outstanding common stock of Blue Ridge. This combination has been accounted for as a pooling of interests. Accordingly, financial information for the three months ended January 31, 1997 has been restated as though Blue Ridge and the Company had always been combined.


                                                Year Ended October 31,                  Three Months Ended January 31,
                                  -------------------------------------------------   ---------------------------------
                                        1995            1996             1997              1997             1998
                                        ----            ----             ----              ----             ----
Revenues:
                                                                                                 (unaudited)
                                                                  (Dollars in thousands)

  Printing....................    $ 35,371  70.9%  $ 49,242  74.2%  $ 87,979  81.2%   $ 16,137  76.4%  $ 23,956  80.8%
  Office products and office
    furniture.................      14,532  29.1     17,115  25.8     20,406  18.8       4,978  23.6      5,678  19.2
                                  -------- -----   -------- -----   -------- -----    -------- -----   -------- -----
       Total revenues.........      49,903 100.0     66,357 100.0    108,385 100.0      21,115 100.0     29,634 100.0

Cost of sales:
  Printing....................      22,251  44.6     33,015  49.8     59,850  55.2      11,779  55.8     17,508  59.0
  Office products and office
    furniture.................       9,670  19.4     11,077  16.7     13,289  12.3       3,332  15.8      3,759  12.7
                                  -------- -----   -------- -----   -------- -----    -------- -----   -------- -----
       Total cost of sales....      31,921  64.0     44,092  66.5     73,139  67.5      15,111  71.6     21,267  71.7

Selling, general and
  administrative expenses.....      12,788  25.6     16,197  24.4     28,079  25.9       4,694  22.2      6,663  22.5
                                  -------- -----   -------- -----   -------- -----    -------- -----   -------- -----

Income from operations........       5,194  10.4      6,068   9.1      7,167   6.6       1,310   6.2      1,704   5.8

  Other income (expense):
    Interest income...........          11   0.0         25   0.0         20   0.0           7   0.0        0.0   0.0
    Interest expense..........        (252) (0.5)      (693) (1.0)    (1,586) (1.4)       (238) (1.1)      (427) (1.4)
    Other income..............         113   0.2        224   0.4        737   0.7         455   2.2        110   0.3
                                  -------- -----   -------- -----   -------- -----    -------- -----   -------- -----

Income before income taxes....       5,066  10.1      5,624   8.5      6,338   5.9       1,534   7.3      1,387   4.7
  Income taxes................      (2,060) (4.1)    (2,252) (3.4)    (2,571) (2.4)       (665) (3.2)      (590) (2.0)
                                  -------- -----   -------- -----   -------- -----    -------- -----   -------- -----

Net income....................    $  3,006   6.0%  $  3,372   5.1%  $  3,767   3.5%   $    869   4.1%  $    797   2.7%
                                  ======== =====   ======== =====   ======== =====    ======== =====   ======== =====

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the financial statements and notes thereto included elsewhere herein.


Three Months Ended January 31, 1998 Compared to Three Months Ended
  January 31, 1997

  Revenues

     Total revenues increased 40.3% in the first quarter of 1998 to $29.6 million from $21.1 million in the first quarter of 1997. Printing revenue increased 48.5% in the first quarter of 1998 to $24.0 million from $16.1 million in the first quarter of 1997. Office products and office furniture revenue increased 14.1% in the first quarter of 1998 to $5.7 million from $5.0 million in the first quarter of 1997. The increase in total revenues was primarily achieved through the acquisition of Interform, which contributed $6.4 million to this change. Revenues at existing printing divisions increased by approximately $1.4 million in the first quarter of 1998 due to increased sales efforts coupled with increased printing capabilities at various locations. Since the printing business is very capital and labor intensive, a key success factor is increasing revenues to a level exceeding fixed costs. The Company has been increasing volume through acquisitions and increased marketing activity to new and existing customers. The Company expects to realize the benefit of improved margins as volume increases. The existing office products and office furniture divisions also experienced a sales increase during the first quarter of 1998 of approximately $700,000 due to increased sales efforts.

  Cost of Sales

     Total cost of sales increased 40.7% in the first quarter of 1998 to $21.3 million from $15.1 million in the first quarter of 1997. Printing cost of sales increased 48.6% in the first quarter of 1998 to $17.5 million from $11.8 million in the first quarter of 1997, due primarily to sales volume and the addition of newly acquired divisions with lower sales margins. As the Company has increased volume through the addition of acquired businesses, cost of sales as a percentage of revenues has increased because the additions have been lower margin businesses than the Company's original core operations. The first quarter gross margins are historically lower than complete year amounts, because the second and fourth quarters are typically the most profitable and absorb more overhead. The cost of sales for the first quarter of 1998 was lower than the year ago quarter due to the effect of Interform's lower margin sales. Office products and office furniture cost of sales increased 12.8% in the first quarter of 1998 to $3.8 million from $3.3 million in the first quarter of 1997, primarily due to growth in sales. The increase in cost of sales parallels the change in sales. The cost of office products sales as a percentage of office products sales has remained relatively stable.

  Operating Expenses and Income

     Selling, general and administrative expenses increased as a percentage of sales in first quarter of 1998 to 22.5% from 22.2% in the first quarter of 1997 due to increased overhead costs associated with acquired businesses. Selling, general and administrative expenses continue to fall on an annual basis as they are spread over an increasingly large sales base. For the reasons stated above, income from operations increased 30.1% in the first quarter of 1998 to $1.7 million from $1.3 million in the first quarter of 1997. Operating income as a percentage of sales has declined steadily over the last three years due to the addition of lower margin acquired businesses. The Company expects to realize the benefits of the increased volume from acquired businesses in the future as a result of cross selling, capital equipment improvements, broader product lines and corporate purchasing advantages.

  Other Income/Expense

     Interest expense increased $189,000 to $427,000 in the first quarter of 1998 from $238,000 in the first quarter of 1997 as a result of the debt assumed in the Interform acquisition and the financing of the purchase price. Other income decreased from $455,000 in the first quarter of 1997 to $110,000 in the first quarter of 1998 due primarily to the recognition of a nonrecurring deferred gain of $330,000 in the first quarter of 1997.

  Income Taxes

     The provision for income taxes as a percentage of income before income taxes was approximately 43% in the first quarters of 1998 and 1997, and is consistent with the rates for the years ended October 31, 1997 and 1996. The effective income tax rate was approximately the combined federal and state, net of federal benefit, statutory income tax rate.

  Net Income

     After adjusting for the nonrecurring gain, net core earnings increased 17.2% to $797,000 in the first quarter of 1998, compared to $681,000 in the first quarter of 1997. Net income for the first quarter of 1998 decreased 8.2% to $797,000 from $869,000 in the first quarter of 1997. Diluted earnings per share in the first quarter of 1998 were $0.09 compared to $0.10 in the first quarter of 1997. Net income as a percentage of sales has declined over the last three years due to the addition of acquired businesses with lower margins as discussed above. The Company expects to realize the benefits of the increased volume from acquired businesses in the future as a result of cross selling, capital equipment improvements, broader product lines and corporate purchasing advantages.

Year Ended October 31, 1997 Compared to Year Ended October 31, 1996

  Revenues

     Total revenues increased 63.3% in fiscal 1997 to $108.4 million from $66.4 million in fiscal 1996. Printing revenue increased 78.7% in fiscal 1997 to $88.0 million from $49.2 million in 1996. Office products and office furniture revenue increased 19.2% in fiscal 1997 to $20.4 million from $17.1 million in fiscal 1996. This was achieved through new acquisitions which accounted for increased printing sales of $35.5 million and increased office products and office furniture sales of $3.6 million. The office products and office furniture change in sales was also impacted by a one-time furniture sale totaling approximately $500,000 in 1996.

  Cost of Sales

     Total cost of sales increased 65.9% in fiscal 1997 to $73.1 million from $44.1 million in fiscal 1996. Printing cost of sales increased 81.3% in fiscal 1997 to $59.9 million from $33.0 million in fiscal 1996, due primarily to sales volume and the impact of newly acquired divisions with lower sales margins. Office products and office furniture cost of sales increased 20.0% in fiscal 1997 to $13.3 million from $11.1 million in fiscal 1996, primarily due to increased sales volume.

  Operating Expenses and Income

     Selling, general and administrative expenses increased as a percentage of sales in fiscal 1997 to 25.9% from 24.4% in fiscal 1996, due to increased costs associated with acquisitions. For the reasons stated above, income from operations increased 18.1% in fiscal 1997 to $7.2 million from $6.1 million in fiscal 1996.

  Other Income/Expense

     Interest expense increased $893,000 from $693,000 in fiscal 1996 to $1.6 million in fiscal 1997 as a result of the debt assumed in the Interform acquisition. Other income increased from $224,000 in fiscal 1996 to $737,000 in fiscal 1997, due to a $330,000 one-time recognition of deferred gain from the previous sale of Stationer's bookstore operations.

  Net Income

     Income taxes in fiscal 1997 increased slightly to 40.6% from 40.0% in fiscal 1996, due to the Company's expansion into states with higher tax rates. For the reasons stated above, net income for fiscal 1997 increased 11.7% to $3.8 million, or $0.45 per share (diluted), from $3.4 million, or $0.40 per share (diluted), in fiscal 1996.

Year Ended October 31, 1996 Compared to Year Ended October 31, 1995

  Revenues

     Total revenues increased 33.0% in fiscal 1996 to $66.4 million from $49.9 million in fiscal 1995. Printing revenue increased 39.2% in fiscal 1996 to $49.2 million from $35.4 million in 1995. Office products and office furniture revenue increased 17.8% in fiscal 1996 to $17.1 million from $14.5 million in fiscal 1995. This was achieved through new acquisitions which accounted for increased printing sales of $5.5 million and increased office products and office furniture sales of $1.6 million. The office products and office furniture divisions also experienced approximately $1.0 million of sales growth due to increased sales efforts and a one-time furniture sale totaling approximately $500,000.

  Cost of Sales

     Total cost of sales increased 38.1% in fiscal 1996 to $44.1 million from $31.9 million in fiscal 1995. Printing cost of sales increased 48.4% in fiscal 1996 to $33.0 million from $22.3 million in fiscal 1995, due primarily to sales volume and the addition of newly acquired divisions with lower sales margins. Office products and office furniture cost of sales increased 14.5% in fiscal 1996 to $11.1 million from $9.7 million in fiscal 1995, primarily due to sales volume.

  Operating Expenses and Income

     Selling, general and administrative expenses declined as a percentage of sales in fiscal 1996 to 24.4% from 25.6% in fiscal 1995, due to cost controls implemented by management and spreading overhead expenses over increasing revenues. For the reasons stated above, income from operations increased 16.8% in fiscal 1996 to $6.1 million from $5.2 million in fiscal 1995.

  Other Income/Expense

     Interest expense on a comparative basis increased $441,000 as a result of increased debt.

  Net Income

     Income taxes remained relatively constant at about 40%. For the reasons stated above, net income increased 12.2% to $3.4 million, or $0.40 per share (diluted), for fiscal 1996, from $3.0 million, or $0.37 per share (diluted), in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided from operating activities for the three months ended January 31, 1998, was $105,000, compared to cash used in operating activities of ($662,000) for the same period in 1997, and was positively impacted by controlled growth in inventories, improved collection of accounts receivable, and timing of payments of accrued income taxes and expenses.

     The Company continues to make significant investments in equipment. Capital expenditures for the three months ended January 31, 1998, were $596,000 versus the $543,000 expended in the first quarter of 1997. These expenditures primarily relate to the upgrading of printing equipment to meet the demands of production. Management plans to continue making such improvements and expects total capital expenditures to approximate $3 million in 1998. Included in these capital expenditures for 1998 is the initial phase of upgrading the Company's information systems. Management plans to develop and implement a centralized information system infrastructure.

     At January 31, 1998, working capital was $18.6 million compared to $18.9 million and $17.5 million at October 31, 1997 and January 31, 1997. Working capital continues to be adequate to meet current operating needs.

     The Company has historically financed its acquisitions, capital expenditures, and working capital needs from cash generated from its operations and bank borrowings. However, to fund the Company's plans to continue to expand its operations internally and through acquisitions and to upgrade its information systems, additional financing is necessary. The Company is currently evaluating financing alternatives such as the issuance of stock, obtaining additional debt or a combination thereof.
These financing arrangements should be in place within the next three months.

INFLATION AND ECONOMIC CONDITIONS

     Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any.

SEASONALITY

     Historically, the Company has experienced a greater portion of its annual sales and net income in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

YEAR 2000 ASSESSMENT

     Management has initiated a Company-wide program to assess the need to modify or replace portions of its information systems enabling the proper processing of transactions relating to the Year 2000 and beyond. The Company primarily utilizes purchased software and management believes that there are adequate sources of Year 2000 compliant software available from vendors that will meet its needs. Management continues to evaluate appropriate courses of corrective action, including the cost/benefit of modifying existing software versus purchasing new software and hardware. However, until a complete cost/ benefit analysis of the various alternatives available to the Company is completed, an estimate of the total cost of its Year 2000 project cannot be made at this time. Management does not expect the Year 2000 project to materially impact results of operations based on the current status of the analysis.

     The Year 2000 project is expected to be completed no later than December 31, 1998. Management believes that with modifications to existing software and/or conversions to new software, the Year 2000 problem will not pose significant operational problems to the Company. However, if such modifications and/or conversions are not made, or are not completed timely, this issue could have a material impact on the Company's operations. The Company has initiated discussions with its significant suppliers, large customers and financial institutions to ensure that those parties have appropriate plans to remediate Year 2000 issues where their systems interface with the Company's systems or otherwise impact its operations. The Company is assessing the extent to which its operations are vulnerable should those organizations fail to properly remediate their computer systems. While management believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's systems and operations rely will be converted on a timely basis and will not have a material effect on the Company.

                                   BUSINESS

GENERAL

     Champion is a major commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets east of the Mississippi River. The Company's sales force sells a full range of printing services, business forms, office products and office furniture. Management views these sales activities as complementary since frequent customer sales calls required for one of its products or services provide opportunities to cross-sell other products and services. The Company believes it benefits from significant customer loyalty and customer referrals because it provides personal service, quality products, convenience and selection with a one-stop shopping approach.

     The Company's printing services range from the simplest to the most complex jobs, including business cards, books, tags, brochures, posters, 4- to 6-color process printing and multi-part, continuous and snap-out business forms. The Company's state-of-the-art equipment enables it to provide computerized composition, art design, paste-up, stripping, film assembly and color laser scanner separations. The Company also offers complete bindery and letterpress services. The Company's segmented gross sales of printing services in fiscal 1997 consisted of approximately 41% sheet and tag printing, 29% business forms printing and 30% process color printing. The printing operations contributed $88.0 million, or 81.2%, of the Company's total revenues for fiscal 1997.

     The Company provides a full range of office products and office furniture primarily in the budget and middle price ranges. The Company publishes a catalog of high volume, frequently ordered items purchased directly from the manufacturer. These catalog sales account for the bulk of sales volume and afford sales personnel flexibility in product selection and pricing. Medium to large volume customers are offered levels of pricing discounts.
In addition, the Company offers a broad line of general office products through major wholesalers' national catalogs. The Company recently introduced an on-line ordering system through software available on a CD-ROM designed and published by the Company. The Company is a member of a major office products purchasing organization. Members benefit from volume discounts, which permit them to offer competitive prices and improve margins. The Company's office furniture business focuses on the budget to middle price range lines, although upscale lines are offered as well. Office products and office furniture operations contributed $20.4 million, or 18.8%, of the Company's total revenues for fiscal 1997.


                           [Business Mix Pie Chart]


            Office Products                              18.8%
            Printing                                     81.2%

History

    The Company was chartered as a West Virginia corporation on July 1, 1992. Prior to the IPO in January 1993, the Company's business was operated by Harrah and Reynolds doing business as Chapman Printing Company ("Chapman Printing"), together with its wholly-owned subsidiaries, The Chapman Printing Company, Inc. and Stationers.

     Since the IPO the Company has grown through internal growth and acquisitions, and has made 16 acquisitions, summarized below.



                                                                                                          Approximate
                                                     Business                    Strategic                 Revenues
Business Acquired                      Date        Capabilities                   Benefits             (at acquisition)
-----------------                      ----        ------------                   --------             ----------------

Bourque Printing, Inc.                1993      Commercial printer       Access to large, rapidly         $ 2,000,000
                                                                         growing Baton Rouge,
                                                                         LA market

Garrison Brewer                       1993      Full-line office         Cross-selling to                 $ 3,700,000
                                                products, furniture      Parkersburg printing
                                                                         division; increase
                                                                         purchasing volume and
                                                                         discounts

Dallas Printing Company, Inc.         1993      Commercial printer       Access to large, rapidly         $ 1,000,000
                                                                         growing Jackson, MS
                                                                         market

Strother Forms/Printing (combined     1993      Business form            Business form cross-             $ 1,000,000
with Bourque Printing)                          manufacturer             selling for Bourque
                                                                         Printing

Carolina Cut Sheets, Inc.             1993      Specialty cut sheet      Cost-effective, in-house         $   400,000
                                                manufacturer             manufacturing

Spectrum Press, Inc. (combined        1994      Pre-press operation      Augments Bourque                 $ 1,800,000
with Bourque Printing)                                                   Printing pre-press
                                                                         capabilities

Premier Data Graphics (now            1994      Printing broker          Access to northern               $   500,000
Champion Clarksburg)                                                     West Virginia market
                                                                         for office products and
                                                                         commercial printing

Premier Printing Company              1994     Commercial printer        Increase customer                $ 1,000,000
(combined with Dallas Printing)                                          base and production
                                                                         capacity in Jackson,
                                                                         MS

U.S. Tag & Ticket Company, Inc.       1995     Stock and custom          In-house manufacturing           $ 2,500,000
                                               tag manufacturing         capability, access to
                                                                         Baltimore, MD market

Donihe Graphics, Inc.                 1995     High-volume color         In-house manufacturing           $ 6,500,000
                                               printing                  capability and cross-
                                                                         sales

Upton Printing (Bourque Printing's     1996     Full-color               4-color printing for             $ 2,500,000
New Orleans operation)                          commercial printer       Bourque Printing;
                                                                         access to large, rapidly
                                                                         growing New Orleans,
                                                                         LA market

Smith & Butterfield Co., Inc.          1996     Full-line office         Access to Indiana/               $ 5,300,000
                                                products, furniture      Kentucky markets;
                                                                         increase purchasing
                                                                         volume and discounts

The Merten Company                     1996     Full-color               Access to Cincinnati,            $ 6,400,000
                                                commercial printer       OH market; 4-color
                                                                         printing for Lexington,
                                                                         KY operation

Interform                              1996     Medium- and high-        Access to northeastern           $33,000,000
                                                volume business          U.S. market, addition
                                                form manufacturer        of high-volume
                                                                         business form capacity

Blue Ridge                             1997     Full-color               Access to markets                $ 6,000,000
                                                commercial printer       served by advertising
                                                                         agencies, high
                                                                         resolution QuadRaster(TM)
                                                                         color printing

Rose City                              1998     Full-line office         Increase office products         $ 4,000,000
                                                products, furniture      market share in
                                                                         Charleston, WV

BUSINESS STRATEGY

     The Company's business strategy combines continuing its emphasis on cross-sales of products and services by its highly competent and motivated sales force with additional industry consolidating acquisitions designed to enhance the Company's geographic coverage, market penetration, cross-selling opportunities and economies of scale.

     Consolidating Acquisitions. The Company intends to continue its strategy of aggressively increasing its market share in areas it currently serves and expanding into new markets through consolidating acquisitions. The Company believes the printing and office products industries are highly fragmented and that it is well positioned to acquire desirable businesses in existing market areas, contiguous geographic regions, and new geographic markets. As a result of its competitive and financial strengths, considerable experience in integrating acquired businesses, and its reputation for retaining management and employees of acquired companies, the Company believes it is perceived as an attractive partner in consolidating acquisitions.

     Cross-Sales of an Expanding Line of Products and Services. Printing and office products sales activities are complementary. Frequent customer sales calls for one of its products or services provide opportunities to sell other products and services. Expanded products and services, a growing geographic market, and the Company's reputation for quality, have enabled the Company to expand the products and services sold to its customer base. Further, many of the Company's acquisitions have enabled it to do the following:

     o  add new products and services;

     o enhance economies of scale through, among others, centralized management, purchasing, and accounting;

     o maximize vertical integration opportunities (such as the Company's purchase of U.S. Tag & Ticket Co., Inc. ("U.S. Tag") which manufactures a product the Company previously purchased from third party vendors), and maximize lower cost bulk purchasing opportunities; and

     o increase the Company's profit margins by successfully integrating acquired businesses, with attendant reductions in overhead.

     Maintaining a Highly Competent and Motivated Sales Force. The Company's salespeople are compensated based on their individual profitability. The Company's acquisitions, and resulting increase in the number of products and services available to its customers, provide the Company's sales force with enhanced sales opportunities and income potential. These factors contribute to the Company's ability to attract and maintain highly competent and motivated salespeople.

COMPANY STRUCTURE

     Champion is organized into 16 divisions, 12 of which are wholly owned subsidiaries. The Huntington headquarters provides centralized financial management and administrative services to all divisions. Each division is managed by a division manager who has profit responsibility for the sales and production operations of the division. Division managers report directly to the President of the Company. Their compensation depends primarily on the volume and profit results of their individual operations.

     Commercial Printing

     Ten commercial printing divisions are located in Huntington, Charleston and Parkersburg, West Virginia; Lexington, Kentucky; Baton Rouge and New Orleans, Louisiana; Jackson, Mississippi; Cincinnati, Ohio; Kingsport, Tennessee and Asheville, North Carolina. Each has a sales force, a customer service operation and a pre-press department that serve the customers in their respective geographic areas. Although each customer's interface is solely with its local division's personnel, its printing job may be produced in another division using the equipment most suited to the quality and volume requirements of the job. In this way, for example, Champion can effectively compete for high quality process color jobs in Lexington by selling in Lexington, printing in Cincinnati and binding in Huntington. The full range of printing resources is available to customers in the entire market area without Champion having to duplicate equipment in each area.

     Business Forms

     Interform, doing business as Interform Solutions and located in Bridgeville, Pennsylvania, manufactures business forms and related products which it sells through a network of independent distributors concentrated in Eastern Pennsylvania, New Jersey and metropolitan New York, and directly through its own distributor, the Consolidated Graphics Communications division in Pittsburgh, Pennsylvania.

     Carolina Cut Sheets, Inc. ("Carolina Cut Sheets"), located in Timmonsville, South Carolina, manufactures single sheet business forms which are sold to other commercial printers and dealers and through the Company's other divisions.

     The Huntington, West Virginia division of Chapman Printing manufactures single sheet and multi-part snap-out and continuous business forms for sale through many of the Company's commercial printing divisions.

     Tags

     U.S. Tag, located in Baltimore, Maryland, manufactures and sells tags used in the manufacturing, shipping, postal, airline and cruise industries throughout the United States through dealers and the Company's other divisions.

     Office Products and Office Furniture

     Stationers, located in Huntington, Charleston (doing business as "Rose City Press") and Clarksburg (doing business as "Champion Clarksburg"), West Virginia and Belpre, Ohio (doing business as "Garrison Brewer"), provides office products and office furniture primarily to customers in the Company's West Virginia, Ohio and Kentucky market areas. Products are sold by printing division salespeople and delivered in bulk daily to each division, or shipped directly to customers.

     Smith & Butterfield Co., Inc. ("Smith & Butterfield"), located in Evansville, Indiana and Owensboro, Kentucky, provides office products and office furniture primarily to customers in the Company's Indiana and Kentucky market areas. Products are sold by Smith & Butterfield sales personnel and delivered to customers daily.

PRODUCTS AND SERVICES

     Printing Services

     Champion's primary business is commercial printing and business forms manufacturing. The Company, unlike most of its regional competitors, offers the full range of printing production processes, enabling the Company to provide customers a one-stop, one-vendor source without the time and service constraints of subcontracting one or more aspects of production. Major production areas include: (i) printing of business cards, letterhead, envelopes, and one, two, or three color brochures; (ii) process color manufacturing of brochures, posters, advertising sheets and catalogues;
(iii) die cutting and foil stamping; (iv) bindery services, including trimming, collating, folding and stitching the final product; (v) forms printing, encompassing roll-to-roll computer forms, checks, invoices, purchase orders and similar forms in single-part, multi-part, continuous and snap-out formats; (vi) tag manufacturing; and (vii) high volume process color web printing of brochures and catalogs.

     The capabilities of the Company's printing divisions are stated below:



                                                                     High
                         Sales &                                    Volume    Continuous     Cut
                         Customer                 Sheet     Full     Full    and Snap-out   Sheet
Division                 Service     Pre-Press   Printing   Color    Color       Forms      Forms   Tags
---------------------    --------    ---------   --------   -----   -------  ------------   -----   ----
Chapman Printing/           o            o           o                             o          o
Huntington
--------------------------------------------------------------------------------------------------------
Chapman Printing/           o            o
Charleston
--------------------------------------------------------------------------------------------------------
Chapman Printing/           o            o           o        o
Parkersburg
--------------------------------------------------------------------------------------------------------
Chapman Printing/           o            o           o
Lexington
--------------------------------------------------------------------------------------------------------
Bourque Printing, Inc.      o            o           o        o
--------------------------------------------------------------------------------------------------------
Dallas Printing             o            o           o
Company, Inc.
--------------------------------------------------------------------------------------------------------
Carolina Cut Sheets         o            o                                                    o
--------------------------------------------------------------------------------------------------------
U.S. Tag                    o            o           o                                                o
--------------------------------------------------------------------------------------------------------
Donihe Graphics, Inc.       o            o                             o
--------------------------------------------------------------------------------------------------------
Upton Printing              o            o           o        o
--------------------------------------------------------------------------------------------------------
The Merten Company          o            o           o        o
--------------------------------------------------------------------------------------------------------
Interform                   o            o                    o                    o          o
--------------------------------------------------------------------------------------------------------
Blue Ridge                  o            o           o        o
--------------------------------------------------------------------------------------------------------

Office Products and Office Furniture

     Champion provides its customers with a wide range of product offerings in two major categories: supplies, such as file folders, paper products, pens and pencils, computer paper and laser cartridges; and furniture, including budget and middle price range desks, chairs, file cabinets and computer furniture. Office supplies are sold primarily by Company salespeople through the Company's own catalogs. Most office furniture is sold from catalogs and supplied from in-house stock. Special orders and design projects constitute a small portion of sales.

MANUFACTURING AND DISTRIBUTION

     The Company's pre-press facilities have desktop publishing, typesetting, laser imagesetting and scanning/retouching equipment, and complete layout, design, stripping and plate processing operations. Sheet printing equipment (for printing onto pre-cut, individual sheets) includes single-color duplicators, single to 6-color presses and envelope presses. Rotary equipment (for printing onto continuous rolls of paper) includes multi-color business form web presses, carbon and multi-part collators, and a high-speed 5-color half-web press. Binding equipment consists of hot-foil, embossing and die cutting equipment, perforators, folders, folder-gluers, scoring machines, collator/stitcher/trimmers for saddle stitching, automatic and manual perfect binders, numbering machines and mailing equipment.

     Each of the Company's offices is linked with overnight distribution of products and on-line electronic telecommunications permitting timely transfer of various production work from facility to facility as required. While the Company maintains a fleet of delivery vehicles for intracompany and customer deliveries, it utilizes the most cost effective and expeditious means of delivery, including common carriers.

     Requirements for the Company's press runs are determined shortly before the runs are made and, therefore, backlog is not a meaningful measure in connection with the Company's printing business.

     The Company's inventory goal is to have approximately 60% of the office product items the Company sells in stock. Another 30% are ordered on a daily basis and received overnight. The remaining 10% are items that come direct from manufacturers and may take one week from placement of order to delivery to customer. Office furniture sales are made primarily from the Company's in-house stock. However, special orders from manufacturers may require up to 90 days for delivery.

SALES AND MARKETING

     The Company's commercial printing operations currently utilize a sales force of approximately 130 salespeople. Each of the Company's salespeople market printing services, business forms and office products and office furniture. The ability of the sales force to sell all the Company's products and services constitutes an important part of the Company's marketing strategy, with the sale of any one product or service providing a basis for frequent customer visits, creating opportunities to sell additional products and services.

     The Company's sales philosophy stresses frequent sales calls on existing customers, constant marketing for new customers, cross-selling of all Company products and services and target account marketing programs focusing on priority customers. Champion communicates to its customers the breadth and sophistication of its products, the speed and quality of its service and personal attention offered by the Company's salespeople.

     The sales force currently has an average of approximately 17 years industry experience and reflects a blend of seasoned and newer salespeople. The Company requires new salespeople to participate in a training program which focuses on sales techniques and the Company's printing production processes.

     Salespeople receive a base salary each month and commissions based on their individual profitability. The Company's acquisitions, and resulting increase in product diversification, provide the Company's salespeople with enhanced earnings opportunities. The sales program's emphasis on profitability, substantial rewards for profitable performance and increase in product diversification contribute to the Company's ability to attract and maintain highly competent and motivated salespeople.

     Champion's office product operations regularly conduct sales promotions of selected office products. Management believes that this strategy encourages higher aggregate orders by customers who purchase the specially advertised products. The Company distributes a variety of brochures, price lists and other promotional matter to its customers and prospective customers. The Company publishes a catalog of high volume, frequently ordered items purchased directly from the manufacturer. These catalog sales afford sales personnel flexibility in product selection and pricing. The Company recently introduced an on-line ordering system through software available on a CD-ROM designed and published by the Company. The Company uses very little media advertising, relying instead on frequent sales calls as its primary marketing tool.

     Several of the Company's acquisitions have added new dimensions and a broader scope to its marketing capabilities. The Donihe Graphics, Inc. ("Donihe") subsidiary specializing in high-speed, high-volume color printing, uses an in-house telemarketing force for sales of its specialty high-speed products and other divisions' printing products. Interform sells a significant portion of its business forms through independent distributors and its own distributor, Consolidated Graphic Communications, in the Pennsylvania, New York and New Jersey markets. The U.S. Tag and Carolina Cut Sheets operations, in addition to providing products for Company retail sales, primarily sell to third party dealers and printers.

CUSTOMERS

     The Company believes that its reputation for quality, service, convenience and selection allows it to enjoy significant loyalty from its customers. Champion's marketing strategy is to focus on manufacturers, institutions, financial services companies and professional firms. Consistent with customary practice in the commercial printing and office products industries, the Company ordinarily does not have long-term contracts with its customers, although a number of high volume customers issue yearly purchase orders.
These purchase orders, which are typically for office products but may include printing services, are for firm prices adjustable for paper price changes. Depending upon customer satisfaction with price and service, these purchase orders may be renewed for another year or up to three years without repeating the full bidding process.

     During the fiscal year ended October 31, 1997, no single customer accounted for more than 1% of total revenues. Due to the project-oriented nature of customers' printing requirements, sales to particular customers may vary significantly from year to year depending upon the number and size of their projects.

SUPPLIERS

     The Company has not experienced difficulties in obtaining materials in the past and does not consider itself dependent on any particular supplier. The Company has negotiated Company-wide paper purchasing agreements directly with paper manufacturers and is a member of a major office products buying group, which management believes provides the Company with a competitive advantage.

COMPETITION

     The markets for the Company's printing services and office products are highly competitive, with success based primarily on price, quality, production capability, capacity for prompt delivery and personal service.

     Champion's printing competitors are numerous and range in size from very large national companies with substantially greater resources than the Company to many smaller local companies. In recent years, there has been a substantial increase in technological advances in new equipment, resulting in excess capacity and highly competitive pricing. The Company has remained competitive by maintaining its printing equipment at state-of-the-art levels and emphasizing personal attention to customers.

     Large national and regional mail order discount operations provide significant competition in the office products and office furniture business. The economies afforded by membership in a national purchasing association and by purchasing directly from manufacturers, and the high level of personal services to customers, contribute substantially to the Company's ability to compete in the office supply and office furniture market segments.

SEASONALITY

     Historically, the Company has experienced a greater portion of its annual sales and net income in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

EMPLOYEES

     On October 31, 1997, the Company had 897 full-time employees.

     The Company's Interform subsidiary is party to a collective bargaining agreement with the United Steelworkers of America, AFL-CIO-CLC on behalf of its Local Union 8263 covering all production and maintenance employees (currently numbering 96) at its Bridgeville, Pennsylvania facility. The Company believes relations with the union and covered employees are good.

PROPERTIES

     The Company's corporate office is located in leased facilities in Huntington, West Virginia. Operating facilities are located throughout the eastern portion of the United States, as set forth below:


                                                                Leased
                                                                  or
Location and Division                        Use                Owned       Footage
---------------------                        ---                ------      -------
Champion/Chapman Printing-       Headquarters/Printing Plant    Leased     85,000(1)
Huntington, WV

Stationers-                      Office Products                Leased     60,000(1)
Huntington, WV

Stationers-                      Office Products                Leased     21,600(1)
Huntington, WV

Chapman Printing-                Printing Plant                 Leased     36,614(1)
Parkersburg, WV

Chapman Printing-                Printing Plant                 Leased     21,360(1)
Charleston, WV

Rose City-                       Office Products                Owned      63,400
Charleston, WV

Champion Clarksburg-             Printing and Office Products   Owned      20,800
Clarksburg, WV

Chapman Printing-                Printing Plant                 Leased     20,135(1)
Lexington, KY

Smith & Butterfield-             Office Products                Leased      8,500
Owensboro, KY

Smith & Butterfield-             Office Products                Leased     42,375
Evansville, IN

Stationers (Garrison Brewer)-    Office Products                Leased     15,146
Belpre, OH

The Merten Company-              Printing Plant                 Leased     40,000
Cincinnati, OH

U.S. Tag-                        Printing Plant                 Leased     26,000
Baltimore, MD

Interform-                       Printing Plant                 Leased    120,000
Bridgeville, PA

Donihe-                          Printing Plant                 Owned      38,500
Kingsport, TN

Blue Ridge-                      Printing Plant                 Owned      12,500
Knoxville, TN

Blue Ridge-                      Printing Plant                 Owned      10,758
Asheville, NC

Carolina Cut Sheets-             Printing Plant                 Leased     16,200
Timmonsville, SC

Bourque Printing, Inc.-          Printing Plant                 Owned      18,501
Baton Rouge, LA

Upton Printing-                  Printing Plant                 Leased     15,000
New Orleans, LA

Dallas Printing Company, Inc.-   Printing Plant                 Owned      19,600
Jackson, MS

-----------------

(1) These properties are leased from Harrah and Reynolds, Marshall T. Reynolds and affiliated entities or Company officers. The Company believes that these properties are leased on terms no less favorable to Company than those available from unaffiliated parties.

                               LEGAL PROCEEDINGS

     The Company is not currently party to any legal proceedings of a material nature.

                                 MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:



                                Years with
Name                     Age     Company      Position with Company
----                     ---    ----------    ---------------------

Marshall T. Reynolds      61        40        President, Chief Executive Officer and
                                              Chairman of the Board of Directors

Joseph C. Worth, III      48         5        Vice President and Chief Financial
                                              Officer of Company

Michael D. McKinney       44        21        Vice President and General Sales
                                              Manager of Company

William M. Campbell       62        21        Vice President of Company and
                                              Division Manager - Parkersburg

Ronald W. Taylor          40        12        Vice President of Company and
                                              Division Manager - Lexington

J. Mac Aldridge           56        14        Vice President of Company;
                                              President and Division Manager
                                              - Stationers

Gary A. Blackshire        45        22        Vice President of Company and
                                              Division Manager - Charleston

R. Douglas McElwain       50        12        Vice President of Company and
                                              Division Manager - Bourque
                                              Printing

David G. Pilcher          55         1        Vice President of Company and
                                              Division Manager - Interform

L. David Brumfield        60        28        Vice President of Company and
                                              Division Manager - Dallas Printing

Toney K. Adkins           48        10        Vice President of the Company

Walter R. Sansom          68        28        Secretary of Company

Robert H. Beymer          70         5        Director

Philip E. Cline           64         5        Director

Harley F. Mooney, Jr.     69         5        Director

Todd L. Parchman          43         5        Director

A. Michael Perry          61         5        Director

Neal W. Scaggs            61         5        Director

Glenn W. Wilcox, Sr.      66         1        Director


      Marshall T. Reynolds was the President and General Manager of Harrah and Reynolds, predecessor of the Company, from 1964, and sole shareholder from 1972, until the Company's IPO in 1993. He has served as President, Chief Executive Officer and Chairman of the Board of Directors since the IPO.

     Joseph C. Worth, III has served as Chief Financial Officer of the Company since June 1992.

     Michael D. McKinney has served as Vice President and General Sales Manager of the Company since 1995. He was Division Manager of the Company's Huntington Division from 1992 to 1995. He served as Division Manager of the Huntington Division of Harrah and Reynolds from October 1991. He served as Division Manager of the Lexington Division of Harrah and Reynolds from August 1982 to October 1991. He served as a sales representative for Harrah and Reynolds in eastern Kentucky from February 1976 to August 1982.

     William M. Campbell has served as Division Manager of the Parkersburg Division of the Company, and of Harrah and Reynolds, since June 1977.

     Ronald W. Taylor has served as Division Manager of the Lexington Division of the Company, and of Harrah and Reynolds since January 1992. He served as sales representative in the Lexington Division from 1986 to January 1992.

     J. Mac Aldridge has served as President and Division Manager of Stationers since November 1989, Vice President of the Company since 1993, and served as Division Manager of the Huntington Division from 1995 through 1997. He served as a sales representative of the Huntington Division of Harrah and Reynolds from 1983 to 1989.

     Gary A. Blackshire has served as Division Manager of the Charleston Division of the Company, and of Harrah and Reynolds, since April 1992. He served as a sales representative of the Charleston Division of Harrah and Reynolds from 1975 until April 1992.

     R. Douglas McElwain has served as Vice President and Division Manager of Bourque Printing, Inc. since 1993, and was a sales representative of the Charleston Division of the Company and Harrah and Reynolds from 1986 until 1993.

     David G. Pilcher has served as Vice President of Company since April 1997 and as President of Interform since January 1995. He was President of Printing Center Media (Fort Worth, Texas) from 1989 to 1995.

     L. David Brumfield has served as Vice President and Division Manager of Dallas Printing Company, Inc. since May 1997. He was the President and General Manager, Radisson Hotel, Huntington, West Virginia, from 1992 to 1997. He served as Division Manager of the Charleston Division of Harrah and Reynolds from 1978 until 1992.

     Toney K. Adkins has served as Vice President of the Company since 1995. He was President of KYOWVA Corrugated Container Company, Inc. from 1991 to 1996. He served as Treasurer of Harrah and Reynolds from 1982 to 1991.

     Walter R. Sansom has served as Secretary of the Company since December 1992. He has been the Production Coordinator of the Company since 1992, and served in that capacity for Harrah and Reynolds from 1968 until 1992.

     Robert H. Beymer has served as President of First Sentry Bank (Huntington, West Virginia) since 1996, and was President of First Guaranty Bank (Hammond, Louisiana) from 1992 to 1994.

     Philip E. Cline has served as President and Chief Executive Officer of Broughton Foods Company since November 1996 and was employed in various capacities (Vice President and Treasurer, Executive Vice President and consultant) by J.H. Fletcher & Co., a manufacturer of underground mining equipment in Huntington, West Virginia from 1968 to 1996.

     Harley F. Mooney, Jr., Brig. Gen. U.S. Army (Ret.), is Managing Partner of Mooney-Osborne & Associates, a management consulting firm. He has served as a director of Stationers, Inc. since 1989, and served as a consultant to Stationers, Inc. from 1988 to 1990.

     Todd L. Parchman has been a partner of Parchman, Vaughn & Company (investment bankers) since 1996 and was a Senior Vice President from 1990 to 1996 and Director from 1994 until 1996 of Ferris, Baker Watts, Incorporated.

     A. Michael Perry has served as President from 1983 to 1993 and Chief Executive Officer from 1983 to present of Banc One West Virginia Corporation and its predecessor, Key Centurion Bancshares, Inc.

     Neal W. Scaggs has served as President of Baisden Brothers, Inc., a retail and wholesale hardware company, since 1963.

     Glenn W. Wilcox, Sr. has served as Chairman of the Board of Wilcox Travel Agency, Inc. since 1953, and as Chairman of the Board of Directors since 1974 and President from 1974 to 1997 of Blue Ridge.

                             PRINCIPAL SHAREHOLDER

     To the Company's knowledge, Marshall T. Reynolds is the only beneficial owner of more than 5% of the Company's Common Stock, owning 4,741,127 shares, or 56.0% of all outstanding Common Stock, through Harrah and Reynolds, a corporation he controls, and his spouse. Assuming no change in Mr. Reynolds' beneficial ownership, after giving effect to the Offering, Mr. Reynolds will beneficially own 50.1% of all Common Stock of the Company.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized stock of the Company consists of 20,000,000 shares of Common Stock, par value $1.00 per share referred to as, the "Common Stock." As of March 5, 1998, 8,464,167 shares of Common Stock were outstanding. The rights of holders of the Company's Common Stock are defined by the Company's Articles of Incorporation, as amended from time to time (the "Articles"), as well as by the Company's Bylaws, as amended from time to time (the "Bylaws"), and the West Virginia Corporation Act, as amended from time to time (the "WVCA"). The following summary of certain provisions of the Common Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to the provisions of the Articles and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by provisions of applicable law, including the WVCA.

COMMON STOCK

     Upon completion of the Offering, 9,464,167 shares of Common Stock will be issued and outstanding.

     Holders of Common Stock have no preemptive or other rights to subscribe for additional shares of the Company's capital stock. If the Company should decide to issue any or all of its authorized but unissued shares of Common Stock, the effect would be to dilute the percentage of ownership of then current Company shareholders who do not purchase a pro rata portion of shares issued.

     Under the WVCA, in the election of directors, holders of Common Stock possess cumulative voting rights: they have as many votes as the number of shares owned, multiplied by the number of directors to be elected, and may either accumulate all votes for one candidate or distribute those votes among as many candidates as the shareholder may choose. For all other purposes, each share of Common Stock is entitled to one vote.

     Cumulative voting is a form of proportional representation which can provide a significant group of shareholders, though a minority, the ability to elect one or more directors. Under straight voting, a majority (over 50%) shareholder can elect all directors. Because cumulative voting applies to the election of Company directors, depending upon the total number of shares represented at a shareholders meeting and the number of directors to be elected, despite Mr. Reynolds' beneficial ownership, after giving effect to the Offering, of over 50% of the outstanding Common Stock of the Company, he cannot be assured of electing all directors (currently eight) of the Company.

     Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company remaining after the payment of all creditors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Wachovia Bank of North Carolina, N.A.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part (the "Underwriting Agreement"), the Company has agreed to sell the number of shares of Common Stock to Ferris, Baker Watts, Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase the aggregate number of shares of Common Stock set forth opposite its name below:

      Underwriter                                     Number of Shares
      -----------                                     ----------------

      Ferris, Baker Watts, Incorporated............




      Total........................................       1,000,000
                                                          =========

     The nature of the Underwriter's obligations under the Underwriting Agreement is such that all shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriter, must be purchased if any are purchased. The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions.

     The Company has been advised by the Underwriter that the Underwriter proposes to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such public offering price less a selling concession not in excess of ____ per share. The Underwriter may allow, and such dealers may reallow, a concession not in excess of ____ per share to certain other underwriters or to certain other brokers or dealers.

     The Company has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 150,000 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriter for the other shares offered hereby. The Underwriter may purchase such shares only to cover over-allotments, if any, in connection with the Offering made hereby.

     The executive officers, directors and certain stockholders of the Company have agreed that they will not offer, sell, contract to sell or grant an option to purchase or otherwise dispose of any shares of Common Stock, options to acquire shares of Common Stock or any securities exercisable for or convertible into Common Stock owned by them, in the open market, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Underwriter. The Company has agreed not to offer, sell or issue any shares of Common Stock, options to acquire Common Stock or securities exercisable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of the Underwriter, except that the Company may issue securities pursuant to the Company's stock option plans and upon the exercise of all outstanding stock options.

     The Company and the Underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may arise out of or be based upon any untrue statement or alleged untrue statement of any material fact made by the indemnifying party and contained in this Prospectus, the Registration Statement, any supplement or amendment thereto, or any documents filed with state securities authorities, or any omission or alleged omission of the indemnifying party to state a material fact required to be stated in any such document or required to make the statements in any such document, in light of the circumstances in which they are made, not misleading.

     The Underwriter intends to make a market in the securities of the Company, as permitted by applicable laws and regulations. The Underwriter, however, is not obligated to make a market in such securities and any such market making may be discontinued at any time at the sole discretion of the Underwriter.

     The Underwriter has informed the Company that it does not intend to confirm any sales to accounts over which it exercises discretionary authority.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriter creates a short position in the Common Stock in connection with the Offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriter may reduce that short position by purchasing Common Stock in the open market. The Underwriter may also elect to reduce any short position by exercising all or part of the over allotment option described above.

     The Underwriter may also impose a penalty bid on certain selling group members. This means that if the Underwriter purchases shares of Common Stock in the open market to reduce the Underwriter's short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Huddleston, Bolen, Beatty, Porter & Copen, Huntington, West Virginia. Certain legal matters related to the Offering will be passed upon for the Underwriter by Shapiro and Olander, Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements of Champion Industries, Inc. and subsidiaries at October 31, 1997 and 1996, and for each of the three years in the period ended October 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus or in documents incorporated herein by reference, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans, and other factors referenced in this Prospectus, including without limitation under the captions: "Investment Considerations," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus, which constitutes a part of a registration statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company. Statements contained herein as to the content of any contract or other document are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to a copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules filed thereto, and the reports, proxy statements and other information filed by the Company with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (such as the Company) through the Commission's Electric Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the World Wide Web, located at http://www.sec.gov. Copies of certain reports, proxy statements and other information filed by the Company can be inspected at the offices of National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006-1500.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. These documents (without exhibits, unless such exhibits are specifically incorporated by reference) are available without charge and upon request. Requests for documents should be directed to Champion Industries, Inc., Attention: Joseph C. Worth, III (Telephone:
(304) 528-2791).

The following documents are incorporated by reference in this Prospectus:

1. The Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1997.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                  Champion Industries, Inc. and Subsidiaries

                        Consolidated Financial Statements


                                TABLE OF CONTENTS

Consolidated Financial Statements (Audited)

   Report of Independent Auditors........................................   F-2
   Consolidated Balance Sheet............................................   F-3
   Consolidated Income Statements........................................   F-5
   Consolidated Statements of Shareholders' Equity.......................   F-6
   Consolidated Statements of Cash Flows.................................   F-7
   Notes to Consolidated Financial Statements............................   F-8


Consolidated Financial Statements (Unaudited)

   Consolidated Balance Sheets...........................................   F-20
   Consolidated Income Statements........................................   F-22
   Consolidated Statements of Cash Flows.................................   F-23
   Notes to Consolidated Financial Statements............................   F-24

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Champion Industries, Inc.

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries as of October 31, 1997 and 1996, and the related consolidated income statements, statements of shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Champion Industries, Inc. and Subsidiaries at October 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.


                                        /s/ Ernst & Young LLP



Charleston, West Virginia
January 23, 1998, except
for Note 10, as to which the date
is March 2, 1998

                   Champion Industries, Inc. and Subsidiaries

                           Consolidated Balance Sheets


                                                                                         OCTOBER 31,
                                                                                  1997                1996
                                                                               -------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                  $    912,290        $  2,460,879
   Accounts receivable, net of allowance of $1,140,000 and $548,000             19,075,180          11,683,573
   Inventories                                                                  11,576,651           7,446,025
   Property held for sale                                                          300,000                   -
   Other current assets                                                            283,642             410,706
   Deferred income tax assets                                                      981,619             560,511
                                                                               -------------------------------
Total current assets                                                            33,129,382          22,561,694

Property and equipment, at cost:
   Land                                                                            784,889             795,336
   Buildings and improvements                                                    4,144,472           4,124,217
   Machinery and equipment                                                      22,852,103          16,716,660
   Equipment under capital leases                                                5,720,594           4,401,928
   Furniture and fixtures                                                        1,684,275           1,329,459
   Vehicles                                                                      1,914,362           1,318,437
                                                                               -------------------------------
                                                                                37,100,695          28,686,037
Less accumulated depreciation                                                  (13,825,053)        (10,852,764)
                                                                               -------------------------------
                                                                                23,275,642          17,833,273

Cash surrender value of officers' life insurance                                   921,213             784,089
Goodwill, net of accumulated amortization                                        2,558,356           2,565,287
Other assets                                                                       461,120             318,233
                                                                               -------------------------------
                                                                                 3,940,689           3,667,609
                                                                               -------------------------------
Total assets                                                                   $60,345,713         $44,062,576
                                                                               ===============================

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Champion Industries, Inc. and Subsidiaries

                                                           OCTOBER 31,
                                                     1997              1996
                                                -------------------------------

                     Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                              $  3,657,365        $ 1,667,705
  Notes payable                                    2,425,000          1,300,000
  Accrued payroll and commissions                  2,052,130          1,065,721
  Taxes accrued and withheld                         571,477            806,638
  Accrued income taxes                               450,027          1,311,437
  Accrued expenses                                   793,848            394,617
  Current portion of long-term debt:
    Notes payable                                  2,842,844          1,690,078
    Capital lease obligations                      1,401,519            746,708
                                                 ------------------------------
Total current liabilities                         14,194,210          8,982,904

  Long-term debt, net of current portion:
    Notes payable                                 11,328,588          4,447,934
    Capital lease obligations                      3,827,368          3,113,083
  Deferred income tax liability                    3,589,889          2,073,891
  Deferred compensation                              555,886            473,601
  Deferred gain                                            -            330,443
                                                 ------------------------------
  Total liabilities                               33,495,941         19,421,856

  Commitments and contingencies                            -                  -

  Shareholders' equity:
    Common stock, $1 par value, 20,000,000
      shares authorized; 8,384,930 and 8,382,682
      shares issued and outstanding                8,384,930          8,382,682
    Additional paid-in capital                     7,450,328          7,442,502
    Retained earnings                             11,014,514          8,815,536
                                                 ------------------------------
Total shareholders' equity                        26,849,772         24,640,720
                                                 ------------------------------
Total liabilities and shareholders' equity       $60,345,713        $44,062,576
                                                 ==============================



                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Champion Industries, Inc. and Subsidiaries

                         Consolidated Income Statements


                                                                             YEAR ENDED OCTOBER 31,
                                                               1997                1996                1995
                                                          -----------------------------------------------------

Revenues:
  Printing                                                 $ 87,978,709        $ 49,242,232        $ 35,370,827
  Office products and office furniture                       20,405,929          17,114,644          14,532,229
                                                          -----------------------------------------------------
Total revenues                                              108,384,638          66,356,876          49,903,056

Cost of sales:
  Printing                                                   59,849,596          33,014,938          22,250,920
  Office products and office furniture                       13,289,403          11,076,854           9,670,370
                                                          -----------------------------------------------------
Total cost of sales                                          73,138,999          44,091,792          31,921,290

Selling, general and administrative expenses                 28,079,009          16,197,359          12,787,876
                                                          -----------------------------------------------------
Income from operations                                        7,166,630           6,067,725           5,193,890

Other income (expense):
  Interest income                                                20,116              25,287              10,705
  Interest expense                                           (1,586,418)           (692,914)           (252,368)
  Other                                                         737,097             223,589             113,505
                                                          -----------------------------------------------------
                                                               (829,205)           (444,038)           (128,158)
                                                          -----------------------------------------------------
Income before income taxes                                    6,337,425           5,623,687           5,065,732
Income taxes                                                 (2,570,644)         (2,251,319)         (2,059,447)
                                                          -----------------------------------------------------
Net income                                                $   3,766,781        $  3,372,368        $  3,006,285

Earnings per share:
  Basic                                                   $        0.45        $       0.41        $       0.37
  Diluted                                                 $        0.45        $       0.40        $       0.37

Weighted-average shares outstanding:
  Basic                                                       8,383,391           8,323,518           8,147,389
  Diluted                                                     8,441,083           8,356,032           8,176,716

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Champion Industries, Inc. and Subsidiaries

                 Consolidated Statements of Shareholders' Equity


                                                        COMMON STOCK            ADDITIONAL
                                                  ------------------------        PAID-IN       RETAINED
                                                    SHARES         AMOUNT         CAPITAL       EARNINGS         TOTAL
                                                  -------------------------------------------------------------------------
Balance, October 31, 1994                          5,292,717     $5,292,717     $7,829,209     $ 4,617,564     $17,739,490

  Net income for 1995                                      -              -              -       3,006,285       3,006,285
  Dividends ($0.122 per share)                             -              -              -        (958,060)       (958,060)
  Stock issued in acquisitions                        52,383         52,383        (42,808)              -           9,575
  Cash paid in lieu of fractional shares                (168)          (168)        (3,413)              -          (3,581)
  Stock split (five shares for four)               1,266,789      1,266,789     (1,266,789)              -               -
                                                 --------------------------------------------------------------------------
Balance, October 31, 1995                          6,611,721      6,611,721      6,516,199       6,665,789      19,793,709

  Net income for 1996                                      -              -              -       3,372,368       3,372,368
  Dividends ($0.152 per share)                             -              -              -      (1,222,621)     (1,222,621)
  Stock issued in acquisition                        150,126        150,126      2,549,874               -       2,700,000
  Cash paid in lieu of fractional shares                (146)          (146)        (2,590)              -          (2,736)
  Stock split (five shares for four)               1,620,981      1,620,981     (1,620,981)              -               -
                                                 --------------------------------------------------------------------------
Balance, October 31, 1996                          8,382,682      8,382,682      7,442,502       8,815,536      24,640,720

  Net income for 1997                                      -              -              -       3,766,781       3,766,781
  Dividends ($0.19 per share)                              -              -              -      (1,567,803)     (1,567,803)
  Stock options exercised (2,441 shares)               2,441          2,441         11,310               -          13,751
  Cash paid in lieu of fractional shares                (193)          (193)        (3,484)              -          (3,677)
                                                 --------------------------------------------------------------------------
Balance, October 31, 1997                          8,384,930     $8,384,930     $7,450,328     $11,014,514     $26,849,772
                                                 ==========================================================================

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Champion Industries, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows


                                                                                    YEAR ENDED OCTOBER 31,
                                                                          1997                1996                1995
                                                                      ---------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $ 3,766,781         $ 3,372,368         $ 3,006,285
Adjustments to reconcile net income to cash
 provided by operating activities:
  Depreciation, amortization and accretion                              3,179,515           2,002,480           1,314,937
  Deferred gain on sale of assets                                        (371,041)            (23,260)            (19,128)
  Deferred income taxes (benefit)                                         334,409             236,860             (65,135)
  Deferred compensation                                                    82,285              92,933             109,911
  Changes in assets and liabilities:
   Accounts receivable                                                 (1,690,650)         (1,579,298)           (923,706)
   Inventories                                                         (1,758,510)            (88,812)         (1,487,066)
   Other current assets                                                   152,345            (232,237)            (35,769)
   Accounts payable                                                       236,195            (902,376)            (85,317)
   Accrued payroll                                                        616,772            (222,450)             71,751
   Taxes accrued and withheld                                            (235,161)            255,134             (44,280)
   Accrued income taxes                                                  (946,031)            650,031          (1,298,839)
   Accrued expenses                                                    (1,383,537)           (255,416)            (24,119)
                                                                      ----------------------------------------------------
Net cash provided by operating activities                               1,983,372           3,305,957             519,525

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                     (2,163,775)         (2,538,459)         (3,409,124)
Proceeds from sale of assets                                              163,103              34,745                -
Businesses acquired, net of cash received                                 254,676          (1,118,792)             18,206
Increase in other assets                                                 (297,364)           (137,655)            (88,796)
                                                                      ----------------------------------------------------
Net cash (used in) investing activities                                (2,043,360)         (3,760,161)         (3,479,714)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable                                         1,575,000           1,300,000                -
Proceeds from long-term debt and capital leases                         1,306,919           3,122,343           2,393,559
Principal payments on long-term debt and capital leases                (2,812,791)         (1,672,249)           (815,506)
Dividends paid                                                         (1,567,803)         (1,222,621)           (958,060)
Proceeds from exercise of stock options                                    13,751                -                   -
Cash paid in lieu of fractional shares                                     (3,677)             (2,736)             (3,581)
                                                                      ----------------------------------------------------
Net cash (used in) provided by financing activities                    (1,488,601)          1,524,737             616,412
                                                                      ----------------------------------------------------
Net (decrease) increase in cash                                        (1,548,589)          1,070,533          (2,343,777)
Cash and cash equivalents at beginning of year                          2,460,879           1,390,346           3,734,123
                                                                      ----------------------------------------------------
Cash and cash equivalents at end of year                              $   912,290          $2,460,879          $1,390,346
                                                                      ====================================================

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Champion Industries, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                                October 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Champion conform to generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket Company, Inc., Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, and Blue Ridge Printing Company, Inc.

Significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS

The Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Cash and cash equivalents consist principally of cash on deposit with banks and repurchase agreements for government securities held in one bank. At October 31, 1997 and 1996, the Company held overnight repurchase agreements for $50,621 and $119,393 of Federal National Mortgage Association securities with stated interest rates of 4.0% and 4.06%.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

           Buildings and improvements         5-40 years
           Machinery and equipment            5-10 years
           Furniture and fixtures             5-10 years
           Vehicles                           3- 5 years

                   Champion Industries, Inc. and Subsidiaries

The Company leases certain equipment under financing agreements which are classified as capital leases. These leases are for a term of five years and contain purchase options at the end of the original lease term. Amortization of assets recorded under capital lease agreements is included in depreciation expense.

Major renewals, betterments, and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $3,021,000, $1,905,000 and $1,183,000 for the years ended October 31, 1997, 1996, and 1995.

GOODWILL

The excess cost over fair value of net assets of acquired businesses, goodwill, is being amortized by the straight-line method over 10 to 30 years. The carrying value of goodwill is evaluated periodically for impairment. This evaluation includes the review of operating performance and future undiscounted cash flows of the underlying businesses. Any impairment loss is recognized in the period when it is determined that the carrying value of the goodwill may not be recoverable. Accumulated amortization at October 31, 1997 and 1996, approximated $956,000 and $824,000. Amortization expense approximated $132,000, $98,000 and $132,000 for the years ended October 31, 1997, 1996, and
1995.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 1997, 1996, and 1995 approximated $646,000, $378,000 and
$346,000.

2. INVENTORIES

Inventories consisted of the following:


                                                             OCTOBER 31,
                                                          1997         1996
                                                      -------------------------
   Printing:
     Raw materials                                    $ 3,030,425   $2,507,717
     Work in process                                    2,867,270    1,530,933
     Finished goods                                     2,806,475      572,228
   Office products and office furniture                 2,872,481    2,835,147
                                                      -------------------------
                                                      $11,576,651   $7,446,025
                                                      =========================

                   Champion Industries, Inc. and Subsidiaries

3. CREDIT ARRANGEMENTS

The Company has an unsecured line of credit with a bank for borrowings to a maximum of $2,000,000 with interest payable quarterly at the prime rate plus 0.5%. This line of credit, which expires on May 31, 1998, contains certain restrictive financial covenants. There was $2,000,000 outstanding under this facility at October 31, 1997 and $1,100,000 outstanding at October 31, 1996.

The Company also has an unsecured line of credit with a bank for borrowings to a maximum of $800,000 with interest payable quarterly at the bank's prime rate. This line of credit expires on March 11, 1998, and is guaranteed by the President of the Company. There was $425,000 outstanding under this facility at October 31, 1997 and 1996.

4. LONG-TERM DEBT

Long-term debt consisted of the following:


                                                                            OCTOBER 31,
                                                                      1997              1996
                                                                  -----------------------------
Unsecured term note payable to a bank, due in
 monthly principal installments of $149,000 plus
 interest at the prime rate with the note maturing
 April 2004                                                      $11,600,431         $        -
Installment notes payable to banks, due in monthly
  installments totaling $103,000 with interest rates
  approximating the bank's prime rate and the last note
  maturing October 2002, collateralized by equipment,
  vehicles, inventory, accounts receivable, and, on
  certain notes, the personal guarantee of the President
  of the Company                                                   2,122,215          3,987,464
Unsecured installment notes payable to banks, due in
  monthly installments totaling $27,000, with interest
  rates approximating the bank's prime rate, with the
  last note maturing August 1999                                     448,786          2,150,548
Capital lease obligations, due in monthly installments
  totaling $177,000, including interest at the bank's
  prime rate, less .50% to 1%, through March 2004                  5,228,887          3,859,791
                                                                  -----------------------------
                                                                  19,400,319          9,997,803

Less current portion                                               4,244,363          2,436,786
                                                                  -----------------------------
Long-term debt, net of current portion                           $15,155,956         $7,561,017
                                                                 ==============================


The unsecured term note agreement contains restrictive financial covenants requiring the Company to maintain certain financial ratios.

                   Champion Industries, Inc. and Subsidiaries

Maturities of long-term debt for each of the next five years follows:

                                      NOTES         CAPITAL
                                     PAYABLE         LEASES         TOTAL
                                   ----------------------------------------
               1998                $2,842,844     $1,401,519     $4,244,363
               1999                 2,368,790      1,346,313      3,715,103
               2000                 2,174,840      1,004,298      3,179,138
               2001                 2,065,791        836,592      2,902,383
               2002                 1,963,494        435,668      2,399,162
               Thereafter           2,755,673        204,497      2,960,170
                                   ----------------------------------------
                                  $14,171,432     $5,228,887    $19,400,319
                                  =========================================

The prime rate, the base interest rate on the above loans, approximated 8.0% and 8.25% at October 31, 1997 and 1996. Interest paid during the years ended October 31, 1997, 1996, and 1995 approximated $1,511,000, $632,000 and
$240,000.

The Company's non-cash activities included equipment purchases of approximately $1,733,000, which were financed by a bank.

5. INCOME TAXES

Income taxes consisted of the following:

                                                   Year Ended October 31,
                                           1997           1996         1995
                                       ----------------------------------------
         Current expense:
           Federal                      $1,783,878     $1,620,319   $1,709,746
           State                           452,357        394,000      415,000
         Deferred expense (benefit)        334,409        237,000      (65,299)
                                       ----------------------------------------
                                        $2,570,644     $2,251,319   $2,059,447
                                       ========================================

                   Champion Industries, Inc. and Subsidiaries

Deferred tax assets and liabilities are as follows:

                                                                    October 31,
                                                                1997           1996
                                                            ------------------------
Assets:
 Allowance for doubtful accounts                            $  455,940     $ 218,977
 Deferred compensation                                         222,354       184,704
 Net operating loss carryforward of acquired companies         307,035       198,663
 Accrued vacation                                              217,980          -
 Other accrued liabilities                                     238,244       156,829
                                                            ------------------------
Gross deferred tax assets                                    1,441,553       759,173

Liabilities:

 Property and equipment                                      4,049,824     2,272,554
                                                            ------------------------
 Gross deferred liability                                    4,049,824     2,272,554
                                                            ------------------------
Net deferred tax liabilities                                $2,608,271    $1,513,381
                                                            ========================

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                                    Year Ended October 31,
                                               1997          1996         1995
                                               -------------------------------
Statutory federal income tax rate               34%            34%         34%
State taxes, net of federal benefit              5              5           6
Other                                            2              1           1
                                                ------------------------------
Effective tax rate                              41%            40%         41%
                                                ==============================


Income taxes paid during the years ended October 31, 1997, 1996 and 1995 approximated $3,024,000, $1,437,000 and $3,414,000.

The Company has available, for income tax purposes, net operating loss carryforwards from acquired companies of approximately $464,000, of which $122,000 expires in 2010 and $342,000 in 2011.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its President, his family and affiliates. The terms of these leases, which are accounted for as operating leases, range from five to fifteen years.

The Company also leases vehicles from an entity controlled by its President. Vehicle leases are for an initial term of twenty-four months and month-to-month thereafter. Lease payments average $350 per month.

                   Champion Industries, Inc. and Subsidiaries

A summary of significant related party transactions follows:


                                                                       Year Ended October 31,
                                                                1997           1996           1995
                                                             ---------------------------------------
     Rent expense paid to affiliated entities for:
        Vehicles                                             $   7,920      $  13,130     $   86,559
        Operating facilities                                   363,100        363,100        363,100
     Purchases of materials and supplies from
        affiliated entities                                     95,616        181,113        197,963
     Sales of office products, office furniture and
        printing services to affiliated entities               461,674        840,482        984,132


When a new vehicle is required, the Company either purchases a new vehicle or enters into a new vehicle lease with unrelated entities. These leases are on a month-to-month basis. Other vehicle rent expense to unrelated entities totaled $334,000, $265,000 and $368,000 for the years ended October 31, 1997, 1996 and
1995.

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $489,000, $321,000 and $125,000 for the years ended October 31, 1997, 1996, and 1995.

Under the terms and conditions of the above-mentioned leases, the Company pays all taxes, assessments, maintenance, repairs or replacements, utilities and insurance.

Future minimum rental commitments for all noncancelable operating leases with initial terms of one year or more consisted of the following at October 31, 1997:

                    1997                                      $738,000
                    1998                                       718,000
                    1999                                       502,000
                    2000                                       379,000
                    2001                                       292,000
                    Thereafter                                 893,000
                                                            ----------
                                                            $3,522,000
                                                            ==========


Accounts receivable from affiliated entities resulting from sales transactions approximated $32,000 and $54,000 at October 31, 1997 and 1996.

In order to minimize premium costs, the Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its President. The Company is allocated costs based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 1997, 1996 and 1995 was approximately $1,456,000, $733,000 and $652,000.

                   Champion Industries, Inc. and Subsidiaries

7. EMPLOYEE BENEFIT PLANS

The Company has a Profit Sharing Plan (the "Plan") which covers all eligible employees and qualifies as a Savings Plan under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the Plan. In addition to the Company's contribution, the participants may make voluntary contributions up to 2% of their salary not to exceed $300. The Company's expense under the Plan was approximately $158,000, $97,000 and $66,000 for the years ended October 31, 1997, 1996 and 1995.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 610,351 shares of the Company's common stock. The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion.
All options to date are incentive stock options. Options vest immediately and may be exercised within five years from the date of grant. The weighted average remaining contractual life of those options is 2.4 years. A summary of the Company's stock option activity and related information for the years ended October 31 follows:

                                                     Weighted               Weighted
                                                     Average                Average
                                                     Exercise               Exercise
                                          1997       Price        1996      Price
                                         -------------------------------------------
Outstanding-beginning of year            146,973     $11.12      100,098    $ 9.28
Granted                                   35,000      17.90       46,875     15.04
Exercised                                 (2,441)      5.63            -         -
                                        --------                --------
Outstanding-end of year                  179,532      12.52      146,973     11.12
                                        ========                ========
Weighted average fair value of
  options granted during the year          $4.63                   $3.62
                                        ========                ========

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                   Champion Industries, Inc. and Subsidiaries

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 6.04% and 5.63%; dividend yields of 1.10% and 1.37%; volatility factors of the expected market price of the Company's common stock of .236 and .230; and a weighted-average expected life of the option of 4 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is expensed in the year granted since the options vest immediately. The Company's pro forma information for the years ended October 31 follows:


                                                1997               1996
                                       --------------------------------------

   Pro forma net income                   $3,605,000             $3,203,000
                                       ======================================

   Pro forma basic and diluted
     earnings per share                        $0.41                  $0.38
                                       ======================================

The Company has deferred compensation agreements with two employees of Blue Ridge Printing Co., Inc. providing for payments totaling approximately $1,000,000 over a ten year period after retirement. The Company had accrued approximately $556,000 and $474,000 at October 31, 1997 and 1996, relating to these agreements. The amount expensed for these agreements for the years ended October 31, 1997, 1996, and 1995 approximated $82,000, $93,000, and
$110,000. To assist in funding the deferred compensation agreements, the Company has invested in life insurance policies which had cash surrender values of $404,000 and $359,000 at October 31, 1997 and 1996.

8. DEFERRED GAIN

On August 30, 1991, Stationers, Inc. sold assets of its retail bookstore consisting primarily of inventory and fixtures. The assets sold represented a separate area of Stationer's retail location and thus the transaction was considered to be a disposal of a portion of a product line incident to the evolution of its overall business. Stationers, Inc. unconditionally guaranteed a bank loan of the purchaser amounting to $600,000. Accordingly, the gain from the sale of $591,835 was deferred and recognized as the purchaser made payments on the purchaser's bank loan and the note receivable. In 1997, Stationer's was released from this guarantee, and the remaining gain was recognized. The gain recognized for the years ended October 31, 1997, 1996, and 1995 amounted to $330,000, $23,000 and $19,000.

                   Champion industries, Inc. and Subsidiaries

9. COMMITMENTS AND CONTINGENCIES

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company.
These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

10.  EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board issued statement No. 128, "Earnings Per Share," which requires the reporting of basic and diluted earnings per share. The Company adopted Statement 128 in the first quarter of 1998, as required. Earnings per share and weighted average shares outstanding for all periods presented have been restated to conform to Statement 128. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding for the respective period. Diluted earnings per share is computed by dividing net income by weighted average number of shares outstanding for the respective period plus the number of shares which would be issued assuming the exercise of dilutive stock options. The dilutive effect of stock options approximated 57,692, 32,514 and 29,327 shares in 1997, 1996 and 1995, respectively.

11. ACQUISITIONS

On December 31, 1996, the Company acquired all of the outstanding common stock of Interform Corporation in exchange for cash of $2,500,000, obtained through bank financing. This acquisition was accounted for under the purchase method. At December 31, 1996, Interform held for sale one of its former facilities which was recorded at its estimated fair value. This facility was sold in December 1997 for its estimated fair market value.

On August 21, 1996, the Company acquired various assets with a fair value of approximately $2,500,000 and assumed certain liabilities of approximately $2,500,000 of The Merten Company. The Company refinanced $2,000,000 of the assumed liabilities through a loan from a bank.

On July 1, 1996, the Company acquired all of the outstanding common stock of Smith and Butterfield Co., Inc. in exchange for 66,666 shares of its common stock with a fair value of $1,200,000.

                   Champion Industries, Inc. and Subsidiaries

On February 2, 1996, the Company acquired various assets and assumed certain liabilities of E.S. Upton Printing Company, Inc. for approximately $750,000 in cash. The Company obtained a loan from a bank of $750,000 to finance this acquisition.

These acquisitions have been accounted for under the purchase method of accounting. Accordingly, the purchase prices have been allocated to the assets acquired and liabilities assumed based upon their fair values at the respective acquisition date. The operating results of these businesses are included in the Consolidated Income Statements since their respective acquisition dates.

The following summarizes the unaudited consolidated pro forma results of operations for the years ended October 31, 1997 and 1996, assuming all of the acquisitions, including Interform Corporation, accounted for under the purchase method had been consummated at the beginning of each year presented.

                                               1997             1996
                                            -----------      -----------
          Revenues                         $113,710,000      $104,054,000
          Net income                         $3,661,000        $2,410,000
          Diluted earnings per share              $0.43             $0.29
          Diluted weighted average
            shares outstanding                8,441,083         8,414,548

In April 1997, the Company acquired all of the outstanding common stock of Blue Ridge Printing Co., Inc. (Blue Ridge) in exchange for 277,775 shares of the Company's common stock. This combination has been accounted for as a pooling of interests. Accordingly, all prior period financial information has been restated as though they had always been combined. The following is an analysis presenting the results of operations for 1997 and 1996 of the separate companies.

                                                                    Diluted
                                                     Net           Earnings
                                 Revenues           Income         Per Share
                              ---------------   ---------------  ------------

         1997
         ----
         Champion               $101,233,702      $3,400,266        $0.42
         Blue Ridge                7,150,936         366,515
                                -----------------------------
         Consolidated           $108,384,638      $3,766,781        $0.45
                                ============================
         1996
         ----
         Champion               $ 59,884,599      $3,252,476        $0.40
         Blue Ridge                6,472,277         119,892
                                -----------------------------
         Consolidated           $ 66,356,876      $3,372,368        $0.40
                                ============================

                   Champion Industries, Inc. and Subsidiaries

12. INDUSTRY SEGMENT INFORMATION

The Company operates principally in two industry segments: the production, printing and sale, principally to commercial customers, of printed materials including brochures, pamphlets, reports, tags, continuous and other forms; and the sale of office products and office furniture. The Company employs approximately 900 people, approximately 100 of whom are covered by a collective bargaining agreement which expires on May 31, 2004. The Company believes its relations with employees is satisfactory.

The Company operates entirely in the United States. Inter-segment sales are not significant.

Revenues and operating income for the years ended October 31, 1997, 1996, and 1995, and identifiable assets at the end of each of those years, were as follows:


                                        1997           1996             1995
                                      ---------------------------------------
Revenues:
 Printing                              $87,978,709   $49,242,232   $35,370,827
 Office products and furniture          20,405,929    17,114,644    14,532,229

Operating income:
  Printing                               6,065,034     4,768,676     3,991,652
  Office products and furniture          1,101,596     1,299,049     1,202,238

Depreciation and amortization:
  Printing                               2,955,739     1,843,309     1,203,135
  Office products and furniture            223,776       159,171       111,802

Capital expenditures:
  Printing                               1,812,896     2,375,301     3,322,984
  Office products and furniture            350,879       163,158        86,140

Identifiable assets:
  Printing                               52,577,247    36,498,504   23,863,639
  Office products and furniture           7,768,466     7,564,072    4,779,198

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. The fair value of short-term revolving credit agreements and long-term debt was estimated using discounted cash flows and it approximates their carrying value.

                   Champion Industries, Inc. and Subsidiaries

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 1997 and 1996. Earnings per share and weighted average shares outstanding amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

                           FIRST         SECOND          THIRD        FOURTH
                         QUARTER        QUARTER        QUARTER       QUARTER
                       --------------------------------------------------------
   REVENUES
     1997              $21,116,000    $29,260,000    $27,867,000   $30,142,000
     1996               15,718,000     15,941,000     15,664,000    19,034,000

   COST OF SALES
     1997               15,111,000     19,331,000     19,129,000    19,568,000
     1996               10,904,000     10,412,000     10,177,000    12,599,000

   NET INCOME
     1997                  869,000        971,000        781,000     1,146,000
     1996                  630,000        895,000        776,000     1,071,000

   BASIC AND DILUTED
     EARNINGS PER SHARE
     1997                      .10            .12            .09           .14
     1996                      .08            .11            .09           .13

  WEIGHTED AVERAGE
    SHARES OUTSTANDING

    Basic
      1997               8,382,489      8,382,489      8,383,656     8,384,930
      1996               8,284,608      8,299,350      8,327,429     8,382,683

    Diluted:
      1997               8,438,879      8,442,243      8,435,827     8,447,106
      1996               8,317,269      8,329,445      8,360,283     8,417,132

                  Champion Industries, Inc. and Subsidiaries


                         Consolidated Balance Sheets
                                  (Unaudited)

                                    Assets

                                                                               JANUARY 31,         OCTOBER 31,
                                                                                  1998                1997
                                                                              --------------------------------
Current assets:
   Cash and cash equivalents                                                  $    (77,007)       $    912,290
   Accounts receivable, net of allowance of $1,221,000 and $1,140,000           18,634,981          19,075,180

   Inventories                                                                  11,727,541          11,576,651
   Property held for sale                                                              ---             300,000
   Other current assets                                                            501,271             283,642
   Deferred income tax assets                                                      981,619             981,619
                                                                              --------------------------------
Total current assets                                                            31,768,405          33,129,382

Property and equipment, at cost:
   Land                                                                            784,889             784,889
   Buildings and improvements                                                    4,180,269           4,144,472
   Machinery and equipment                                                      23,464,881          22,852,103
   Equipment under capital leases                                                5,720,594           5,720,594
   Furniture and fixtures                                                        1,652,194           1,684,275
   Vehicles                                                                      1,986,223           1,914,362
                                                                              --------------------------------
                                                                                37,789,050          37,100,695
Less accumulated depreciation                                                  (14,596,448)        (13,825,053)
                                                                              --------------------------------
                                                                                23,192,602          23,275,642

Cash surrender value of officers' life insurance                                   972,424             921,213

Goodwill, net of accumulated amortization                                        2,543,153           2,558,356

Other assets                                                                       404,037             461,120
                                                                              --------------------------------
                                                                                 3,919,614           3,940,689
                                                                              --------------------------------

Total assets                                                                   $58,880,621         $60,345,713
                                                                               ===============================


           SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                  Champion Industries, Inc. and Subsidiaries


                         Consolidated Balance Sheets
                                  (Unaudited)

                      Liabilities and Shareholders' Equity

                                                                               JANUARY 31,         OCTOBER 31,
                                                                                  1998                1997
                                                                              --------------------------------
Current liabilities:
   Notes payable                                                             $   2,900,000        $  2,425,000
   Accounts payable                                                              2,423,898           3,657,365
   Accrued payroll                                                               1,731,298           2,052,130
   Taxes accrued and withheld                                                      547,387             571,477
   Accrued income taxes                                                            478,218             450,027
   Accrued expenses                                                                819,386             793,848
   Current portion of long-term debt:

       Notes payable                                                             2,842,844           2,842,844
       Capital lease obligations                                                 1,401,519           1,401,519
                                                                             ---------------------------------
   Total current liabilities                                                    13,144,550          14,194,210

Long-term debt, net of current portion
   Notes payable                                                                10,796,498          11,328,588
   Capital lease obligations                                                     3,503,618           3,827,368
Deferred compensation                                                              569,047             555,886
Deferred income tax liability                                                    3,589,889           3,589,889
Deferred gain                                                                          ---                 ---
                                                                              --------------------------------

Total liabilities                                                               31,603,602          33,495,941

Commitments and contingencies                                                          ---                 ---

Shareholders' equity:
    Common stock, $1 par value, 20,000,000 shares authorized;
      8,388,445 and 8,384,930 shares issued and outstanding                      8,388,445           8,384,930
    Additional paid-in capital                                                   7,495,930           7,450,328
    Retained earnings                                                           11,392,644          11,014,514
                                                                               -------------------------------

Total shareholders' equity                                                      27,277,019          26,849,772
                                                                               -------------------------------

Total liabilities and shareholders' equity                                     $58,880,621         $60,345,713
                                                                               ===============================



           SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                   Champion Industries, Inc. and Subsidiaries


                        Consolidated Income Statements
                                  (Unaudited)



                                                                                     Three Months Ended
                                                                                         January 31,
                                                                                  1998                1997
                                                                              --------------------------------
Revenues:
   Printing                                                                  $  23,955,963        $ 16,137,366
   Office products and office furniture                                          5,678,515           4,978,470
                                                                             ---------------------------------
     Total revenues                                                             29,634,478          21,115,836

Cost of sales:
   Printing                                                                     17,508,471          11,778,980
   Office products and office furniture                                          3,759,136           3,332,299
                                                                             ---------------------------------
     Total cost of sales                                                        21,267,607          15,111,279
                                                                             ---------------------------------

Gross profit                                                                     8,366,871           6,004,557
                                                                             ---------------------------------

Selling, general and administrative expenses                                     6,662,752           4,694,266
                                                                             ---------------------------------

Income from operations                                                           1,704,119           1,310,291
                                                                             ---------------------------------

Other income (expense):
   Interest income                                                                     157               7,396
   Interest expense                                                               (427,415)           (238,070)
   Other                                                                           110,208             454,846
                                                                             ---------------------------------
                                                                                  (317,050)            224,172
                                                                             ---------------------------------

Income before income taxes                                                       1,387,069           1,534,463
   Income taxes                                                                   (589,691)           (665,466)
                                                                             ---------------------------------

Net income                                                                    $    797,378         $   868,997
                                                                              ================================

Earnings per share:

   Basic                                                                            $.10                  $.10
   Diluted                                                                           .09                   .10

Dividends per share:                                                                $.05                  $.04

Weighted average shares outstanding:

   Basic                                                                          8,385,656           8,382,489
   Diluted                                                                        8,435,507           8,438,879



           SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                  Champion Industries, Inc. and Subsidiaries


                     Consolidated Statements of Cash Flows
                                  (Unaudited)


                                                                                     Three Months Ended
                                                                                        January 31,
                                                                                  1998                1997
                                                                              --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                    $    797,377        $    868,998
Adjustments to reconcile net income to cash
 provided by operating activities:
  Depreciation, amortization and accretion                                         786,597             636,486
  Gain on sale of property                                                         (39,000)                 --
  Deferred gain on sale of assets                                                       --            (330,443)
  Deferred income taxes                                                                 --              36,031
  Deferred compensation                                                             13,161              18,988
  Changes in assets and liabilities:
   Accounts receivable                                                             440,199           1,371,015
   Inventories                                                                    (150,889)           (836,877)
   Other current assets                                                           (217,629)           (187,678)
   Accounts payable                                                             (1,233,467)           (461,614)
   Accrued payroll                                                                (320,832)            (88,130)
   Taxes accrued and withheld                                                      (24,090)           (139,617)
   Accrued income taxes                                                             28,191            (678,302)
   Accrued expenses                                                                 25,538            (871,228)
                                                                              --------------------------------
Net cash provided by (used in) operations                                          105,156            (662,371)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                                (596,101)           (543,192)
Proceeds from sale of assets                                                       339,000                  --
Business acquired, net of cash received                                                 --             254,676
Increase in cash surrender value of officer's life insurance                       (51,211)            (46,673)
Decrease in other assets                                                            57,084               9,296
                                                                              --------------------------------
Net cash (used in) provided by investing activities                               (251,228)           (325,893)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable                                                     475,000             950,000
Proceeds from long-term debt and capital leases                                     104,000             282,433
Principal payments on long-term debt and capital leases                          (1,052,093)           (749,442)
Proceeds from exercise of stock options                                             49,115                  --
Cash paid in lieu of fractional shares                                                  --              (3,677)
Dividends paid                                                                    (419,247)           (324,195)
                                                                              --------------------------------
Net cash (used in) provided by financing activities                               (843,225)            155,119
                                                                              --------------------------------
Net (decrease) increase in cash                                                   (989,297)           (833,145)
Cash and cash equivalents, beginning of period                                     912,290           2,460,879
                                                                              --------------------------------
Cash and cash equivalents, end of period                                       $   (77,007)         $1,627,734
                                                                              ================================

           SEE NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                  Champion Industries, Inc. and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1.  BUSINESS OPERATIONS AND BASIS OF PRESENTATION

The foregoing financial information is unaudited and has been prepared from the records of Champion Industries, Inc., and subsidiaries ("Champion" or the "Company"). In the opinion of management, the financial information reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These interim financial statements should be read in conjunction with the financial statements for the year ended October 31, 1997 and related notes thereto contained in the Company's Form 10-K dated January 29, 1998. The accompanying unaudited financial statements are presented in accordance with generally accepted accounting principles and instructions to the Securities and Exchange Commission Form 10-Q.

The accompanying consolidated financial statements of the Company include the accounts of The Chapman Printing Company, Inc., Stationers, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket Company, Inc., Donihe Graphics, Inc., The Merten Company, Smith & Butterfield Co., Inc., Interform Corporation and Blue Ridge Printing Co., Inc.

2.  INVENTORIES

Inventories are principally stated at the lower of first-in, first-out cost or market. Manufactured finished goods and work in process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs. The Company utilizes an estimated gross profit method for determining cost of sales in interim periods.

Inventories consisted of the following:


                                                      JANUARY 31,   OCTOBER 31,
                                                          1998         1997
                                                      -------------------------
   Printing:
     Raw materials                                    $ 3,049,180   $ 3,030,425
     Work in process                                    2,885,015     2,867,270
     Finished goods                                     2,823,844     2,806,475
   Office products and office furniture                 2,969,502     2,872,481
                                                      -------------------------
                                                      $11,727,541   $11,576,651
                                                      =========================

3.  EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board (FASB) issued Statement
No. 128, Earnings per Share, which requires the reporting of basic and diluted earnings per share. The Company adopted Statement 128 in the first quarter of 1998 as required. Earnings per share and weighted average shares outstanding for all periods presented have been restated to conform to Statement 128. Basic earnings per share excludes any dilutive effects of stock options and is computed by dividing net income by the weighted average shares of common stock outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options. The effect of dilutive stock options on weighted average shares outstanding was 49,851 and 56,390 for the quarters ended January 31, 1998 and 1997.

                  Champion Industries, Inc. and Subsidiaries

4.  DIVIDENDS

The Company declared a dividend of five cents to be paid on March 27, 1998, to stockholders of record on March 9, 1998.

5.  ACQUISITIONS

On December 31, 1996, the Company acquired all the issued and outstanding common shares of Interform Corporation ("Interform"), a business forms printer located in Bridgeville, Pennsylvania, in exchange for cash of $2.5 million. Champion utilized the proceeds of a loan from a bank to provide the cash consideration and to refinance the existing long-term debt of Interform.
The transaction was accounted for under the purchase method of accounting.

The following summarizes the unaudited consolidated pro forma results of operations for the quarter ended January 31, 1997, assuming the acquisition had been consummated at the beginning of the quarter.

                                                               1997
                                                           -----------
     Revenues                                              $26,441,000
     Net income                                               $691,000
     Diluted earnings per share                                   $.08
     Diluted weighted average shares outstanding             8,438,879


6.  NEW ACCOUNTING PRONOUNCEMENTS

In June, 1997, the FASB issued Statement No. 130 "Reporting Comprehensive Income" and Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company does not expect that the adoption of these statements will have a material impact on the consolidated financial statements.


=======================================================    =======================================================
     No dealer, salesperson or other individual has
been authorized to give any information or make any
representations in connection with this Offering other
than those contained in this Prospectus, and if given
or made, such information or representations must not                          1,000,000 SHARES
be relied upon as having been authorized by the
Company or any Underwriter.  This Prospectus does not
constitute an offer to sell, or a solicitation of an
offer to buy, any securities other than the shares of
Common Stock to which it relates or an offer to, or
a solicitation of, any person in any jurisdiction in                                  [LOGO]
which such offer or solicitation would be unlawful.
Neither the delivery of this Prospectus nor any sale
made hereunder shall, under any circumstances, create
an implication that there has not been any change in
the affairs of the Company or that the information
contained herein is correct as of any time subsequent
to the date hereof.
                                                                                   CHAMPION
            -------------------------------                                    INDUSTRIES, INC.

                   TABLE OF CONTENTS
                                                   Page                          Common Stock
                                                   ----

Prospectus Summary.................................   3    ------------------------------------------------------
Investment Considerations..........................   6                           PROSPECTUS
Use of Proceeds....................................   7    ------------------------------------------------------
Price Range of Common Stock........................   7
Dividend Policy....................................   8
Capitalization.....................................   8
Selected Consolidated Financial Data...............   9
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............  10
Business...........................................  15
Legal Proceedings..................................  23
Management.........................................  23
Principal Shareholder..............................  24                      FERRIS, BAKER WATTS
Description of Capital Stock.......................  25                          Incorporated
Underwriting.......................................  25
Legal Matters......................................  27
Experts............................................  27
Special Note Regarding Forward-Looking Statements..  27
Available Information..............................  27
Incorporation of Certain Information by Reference..  28
Index to Consolidated Financial Statements......... F-1                                , 1998
=======================================================    =======================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Printing and engraving expenses.....    $104,000

Legal fees and expenses.............     120,000

Accounting fees and expenses........      45,000

Transfer agent fees.................       3,000

Miscellaneous.......................      10,000
                                        --------
Total...............................    $282,000
                                        ========
-----------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     West Virginia Code 31-1-9, entitled "Indemnification of officers, directors, employees, and agents" states as follows:

     "(a) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, taxes and penalties and interest thereon, and amounts paid in settlement actually and reasonably incurred by him in connection with such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, that such person did have reasonable cause to believe that his conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter, including, but not limited to, taxes or any interest or penalties thereon, as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in subsection (a) or (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsection (a) or (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (a) or (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders or members.

     (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding as authorized in the manner provided in subsection (d) upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this section.

     (f) The indemnification provided by this section shall not be deemed exclusive of any other rights to which any stockholder or member may be entitled under any bylaw, agreement, vote of stockholders, members or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section."

     Article VIII of the Registrant's By-Laws provides as follows:

          Each director of this corporation, or former director or officer of this corporation, or any person who may have served at its request as a director or officer of another corporation, his heirs and personal representatives, shall be indemnified by this corporation against costs and expenses at any time reasonably incurred by him arising out of or in connection with any claim, action, suit or proceeding, civil or criminal, against him or to which he may be made a party by reason of his being or having been such director or officer except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of a duty to the corporation. If in the judgement of the board of directors of this corporation a settlement of any claim, action, suit or proceeding so arising be deemed in the best interests of the corporation, any such director or officer shall be reimbursed for any amounts paid by him in effecting such settlement and reasonable expenses incurred in connection therewith. The foregoing right of indemnification shall be in addition to any and all rights to which any director or officer may be entitled as a matter of law.

     Pursuant to the foregoing authority, the Registrant has entered into Indemnification Agreements dated January 28, 1993 with certain of its directors and officers, the form of which is incorporated by reference as an exhibit to this Registration Statement.

ITEM 16.  EXHIBITS

Number   Description                        Reference
-------------------------------------------------------------------------------

(1)      Form of Underwriting Agreement     Exhibit 1.1

(2)      Plan of acquisition,               Agreement of Merger dated March 24,
         reorganization, arrangement,       1997 between Company and Blue Ridge
         liquidation or succession          Printing Co., Inc., filed as
                                            Exhibit 2.1 to Form 8-K dated
                                            April 3, 1997 filed April 3, 1997.

(3) 3.1  Articles of Incorporation          Filed as Exhibit 3.1 to Form 10-Q
                                            dated June 16, 1997, filed on
                                            June 16, 1997.

    3.2  Bylaws                             Filed as Exhibit 3.2 to
                                            Registration Statement on Form
                                            S-1, File No. 33-54454, filed on
                                            November 10, 1992.

(4)      Instruments defining the           See Exhibit 3.1 above.
         rights of security holders,
         including debentures.

(5)      Opinion and Consent of             Exhibit 5.1.
         Huddleston, Bolen, Beatty,
         Porter & Copen

(10)     Material Contracts                 Realty Lease dated January 28, 1993
                                            between ADJ Corp. and Company
                                            regarding 2450 1st Avenue,
                                            Huntington, West Virginia, filed as
                                            Exhibit 10.1 to Form 10-K dated
                                            January 27, 1994, filed January 31,
                                            1994.

                                            Realty Lease dated January 28, 1993
                                            between The Harrah and Reynolds
                                            Corporation and Company regarding
                                            615 4th Avenue, Huntington, West
                                            Virginia, filed as Exhibit 10.2 to
                                            Form 10-K dated January 27, 1994,
                                            filed January 31, 1994.

                                            Realty Lease dated January 28, 1993
                                            between ADJ Corp. and Company
                                            regarding 617-619 4th Avenue,
                                            Huntington, West Virginia, filed as
                                            Exhibit 10.3 to Form 10-K dated
                                            January 27, 1994, filed January 31,
                                            1994.

                                            Realty Lease dated January 28, 1993
                                            between The Harrah and Reynolds
                                            Corporation and Company regarding
                                            1945 5th Avenue, Huntington, West
                                            Virginia, filed as Exhibit 10.4 to
                                            Form 10-K dated January 27, 1994,
                                            filed January 31, 1994.

                                            Realty Lease dated January 28, 1993
                                            between Printing Property Corp. and
                                            Company regarding 405 Ann Street,
                                            Parkersburg, West Virginia, filed
                                            as Exhibit 10.5 to Form 10-K dated
                                            January 27, 1994, filed January 31,
                                            1994.

                                            Realty Lease dated January 28, 1993
                                            between Printing Property Corp. and
                                            Company regarding 890 Russell Cave
                                            Road, Lexington, Kentucky, filed as
                                            Exhibit 10.6 to Form 10-K dated
                                            January 27, 1994, filed January 31,
                                            1994.

                                            Realty Lease dated January 28, 1993
                                            between BCM Company, Ltd. and
                                            Company regarding 1563 Hansford
                                            Street, Charleston, West Virginia,
                                            filed as Exhibit 10.7 to Form 10-K
                                            dated January 27, 1994, filed
                                            January 31, 1994.

                                            $2,000,000 line of credit pursuant
                                            to Letter Agreement, Loan
                                            Agreement, Commercial Promissory
                                            Note and Guaranty Agreement dated
                                            September 24, 1993 with Bank One,
                                            West Virginia, Huntington, N.A.,
                                            filed as Exhibit 10.11 to Form 10-K
                                            dated January 27, 1994, filed
                                            January 31, 1994.

                                            Lease dated April 11, 1994 between
                                            Terry and Anis Wyatt and Stationers
                                            Inc. regarding 214 Stone Road,
                                            Belpre, Ohio, filed as Exhibit 10.1
                                            to Form 10-K dated January 26,
                                            1995, filed January 27, 1995.

                                            Form of Indemnification Agreement
                                            between Company and certain
                                            directors and executive officers,
                                            filed as Exhibit 10.4 to
                                            Registration Statement on Form S-1,
                                            File No. 33-54454, filed on
                                            November 10, 1992.

                                            Lease Agreement dated June 1, 1995
                                            between Owl Investors Joint Venture
                                            and U.S. Tag & Ticket Company, Inc.
                                            regarding 2217 Robb Street,
                                            Baltimore, Maryland filed as
                                            Exhibit 10.1 to Form 10-K dated
                                            January 26, 1996, filed January 26,
                                            1996.

                                            Lease Agreement dated November 1,
                                            1991 between Randall M. Schulz,
                                            successor trustee of The
                                            Butterfield Family Trust No. 2 and
                                            Smith & Butterfield Co., Inc.
                                            regarding 2800 Lynch Road,
                                            Evansville, Indiana, filed as
                                            Exhibit 10.2 to Form 10-K dated
                                            January 28, 1997, filed January
                                            28, 1997.

                                            Lease Agreement dated June 1, 1972
                                            between Earl H. and Elaine D.
                                            Seibert and Smith & Butterfield
                                            Co., Inc. regarding 113-117 East
                                            Third Street, Owensboro, Kentucky,
                                            filed as Exhibit 10.3 to Form 10-K
                                            dated January 28, 1997, filed
                                            January 28, 1997.

                                            Agreement of Lease dated August 21,
                                            1996 between Marion B. and Harold
                                            A. Merten, Jr. and CM Acquisition
                                            Corp. (now The Merten Company)
                                            regarding 1515 Central Parkway,
                                            Cincinnati, Ohio, filed as
                                            Exhibit 10.4 to Form 10-K dated
                                            January 28, 1997, filed January
                                            28, 1997.

                                            Agreement of Lease dated October 1,
                                            1988 between Ronald H. Scott and
                                            Frank J. Scott t/d/b/a St. Clair
                                            Leasing Co. and Interform
                                            Corporation, regarding 1901 Mayview
                                            Road, Bridgeville, Pennsylvania, as
                                            amended by Amendment No. 1 dated
                                            November 30, 1989, as amended by
                                            Amendment No. 2 dated April 24,
                                            1992, and as amended by Stipulation
                                            and Order of Court (United States
                                            Bankruptcy Court for the Western
                                            District of Pennsylvania in the
                                            matter of Interform Corporation v.
                                            Ronald H. Scott and Frank J. Scott
                                            t/d/b/a St. Clair Leasing Company,
                                            Bankruptcy No. 94-20094-JLC)
                                            entered August 17, 1994, filed as
                                            Exhibit 10.5 to Form 10-K dated
                                            January 28, 1997, filed January
                                            28, 1997.

                                            Master Vehicle Lease dated
                                            January 28, 1993 between
                                            Champion Leasing Corp. and
                                            Company, filed as Exhibit 10.8
                                            to Form 10-K dated January 27,
                                            1994, filed January 31, 1994.

                                            Line of credit pursuant to Note
                                            of Stationers, Inc. in principal
                                            amount of $500,000, payable to
                                            The Twentieth Street Bank, filed
                                            as Exhibit 10.5 to Registration
                                            Statement on Form S-1, File
                                            No. 33-54454, filed on
                                            November 10, 1992.

                                            $12,500,000 Term Loan Credit
                                            Agreement by and among Champion
                                            Industries, Inc. and the Banks
                                            Party Thereto and PNC Bank,
                                            National Association, as Agent,
                                            dated as of March 31, 1997, as
                                            amended by Amendment No. 1 to
                                            Credit Agreement dated August 1,
                                            1997, filed as Exhibit 10.1 to
                                            Form 10-K dated January 29, 1998,
                                            filed January 29, 1998.

                                            Business Loan Agreement between
                                            Stationers Inc. and First Sentry
                                            Bank dated March 11, 1997 in
                                            original principal amount of
                                            $800,000, with attendant
                                            Promissory Note, filed as Exhibit
                                            10.2 to Form 10-K dated January 29,
                                            1998, filed January 29, 1998.

                                            Commercial Gross Lease between M.
                                            Feild Gomila et al and Bourque
                                            Printing d/b/a Upton Printing
                                            dated October 29, 1997, regarding
                                            740 and 746 Carondolet Street,
                                            New Orleans, Louisiana, filed as
                                            Exhibit 10.3 to Form 10-K dated
                                            January 29, 1998, filed
                                            January 29, 1998.

         Executive Compensation Plans       Company's 1993 Stock Option Plan,
         and Arrangements                   effective March 22, 1994, filed as
                                            Exhibit 10.14 to Form 10-K dated
                                            January 27, 1994, filed January 31,
                                            1994.

(10.4) Deferred Compensation Agreement dated July 1, 1993 between Blue Ridge Printing Co., Inc. and
                                            Glenn W. Wilcox, Sr., filed as
                                            Exhibit 10.4 to Form 10-K dated
                                            January 29, 1998, filed January 29,
                                            1998.

(10.5) Split Dollar Life Insurance Agreement dated July 1, 1993 between Blue Ridge Printing Co., Inc. and Glenn W. Wilcox, Sr., filed as Exhibit 10.5 to Form 10-K dated January 29, 1998, filed
                                            January 29, 1998.

(21)     Subsidiaries of the Registrant     Exhibit 21.1

(23.1)   Consent of Ernst & Young LLP       Exhibit 23.1

(24)     Power of Attorney                  Exhibit 24.1

(27)     Financial Data Schedule            Exhibit 27                     EDGAR


ITEM 17.  UNDERTAKINGS.

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement No. 333-47585 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntington, State of West Virginia, on March 16, 1998.

                                       CHAMPION INDUSTRIES, INC.


                                       By /s/ Marshall T. Reynolds
                                          -------------------------------------
                                          Marshall T. Reynolds
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement No. 333-47585 has been signed below by the following persons in the capacities on the dates indicated.

SIGNATURE AND TITLE                         DATE


/s/ Marshall T. Reynolds                    March 16, 1998
------------------------------------------
Marshall T. Reynolds, Chairman of the
Board of Directors, President and Chief
Executive Officer (Principal Executive
Officer)


/s/ Joseph C. Worth, III                    March 16, 1998
------------------------------------------
Joseph C. Worth, III, Chief Financial
Officer (Principal Financial Officer);
Vice President


/s/ Marshall T. Reynolds *                  March 16, 1998
------------------------------------------
Robert H. Beymer, Director


/s/ Marshall T. Reynolds *                  March 16, 1998
------------------------------------------
Philip E. Cline, Director


/s/ Marshall T. Reynolds *                  March 16, 1998
------------------------------------------
Harley F. Mooney, Jr., Director

/s/ Marshall T. Reynolds *                  March 16, 1998
------------------------------------------
Todd L. Parchman, Director


/s/ Marshall T. Reynolds *                  March 16, 1998
------------------------------------------
A. Michael Perry, Director


/s/ Marshall T. Reynolds *                  March 16, 1998
------------------------------------------
Neal W. Scaggs, Director

/s/ Marshall T. Reynolds *                  March 16, 1998
------------------------------------------
Glenn W. Wilcox, Sr., Director

*  By Marshall T. Reynolds, attorney in fact


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